  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 1997

                                                     REGISTRATION NO. 333-31951
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                            DETECTION SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              NEW YORK                                 16-0958589
   (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

                             130 PERINTON PARKWAY
                           FAIRPORT, NEW YORK 14450
                                 716-223-4060
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                         FRANK J. RYAN, VICE PRESIDENT
                130 PERINTON PARKWAY, FAIRPORT, NEW YORK 14450
                                 716-223-4060
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                       COPIES OF ALL COMMUNICATIONS TO:
        JUSTIN P. DOYLE, ESQ.                     R. ALAN HIGBEE, ESQ.
         ROGER W. BYRD, ESQ.                      DAVID M. DONEY, ESQ.
 NIXON, HARGRAVE, DEVANS & DOYLE LLP          FOWLER, WHITE, GILLEN, BOGGS,
     CLINTON SQUARE, SUITE 1300                VILLAREAL AND BANKER, P.A.
      ROCHESTER, NEW YORK 14604            501 EAST KENNEDY BLVD., SUITE 1700
                                                  TAMPA, FLORIDA 33602
                               ----------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                     CALCULATION OF REGISTRATION FEE
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-------------------------------------------------------------------------------

                                          PROPOSED        PROPOSED
                                          MAXIMUM          MAXIMUM       AMOUNT OF
 TITLE OF SHARES TO BE     AMOUNT TO   OFFERING PRICE     AGGREGATE     REGISTRATION
       REGISTERED        BE REGISTERED   PER SHARE     OFFERING PRICE       FEE
------------------------------------------------------------------------------------
Common Stock, par value
 $.05..................  1,776,750(1)    $20.00(2)    $33,853,125(2)(3)  $10,259(4)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Includes 231,750 shares of Common Stock which may be sold by the Company to cover over-allotments.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933.

(3) Consists of the initial proposed maximum offering price of $28,218,125 plus the offering price of the 281,750 additional shares being registered ($5,635,000).

(4) $8,551 was previously paid.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS

                             1,545,000 SHARES

LOGO                        DETECTION SYSTEMS, INC.                        LOGO
                                 COMMON STOCK

                               ----------------

  Of the 1,545,000 shares of Common Stock offered hereby, 1,325,000 shares are being issued and sold by Detection Systems, Inc. (the "Company") and 220,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

  The Common Stock is quoted on the Nasdaq National Market under the symbol "DETC." On September 18, 1997, the last reported bid price of the Common Stock was $21 3/4 per share.

                               ----------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION NOR  HAS THE SECURI-
  TIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION PASSED
   UPON THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION TO
    THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                          UNDERWRITING                PROCEEDS
                              PRICE TO   DISCOUNTS AND  PROCEEDS TO  TO SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share...................   $20.00        $1.30        $18.70       $18.70
--------------------------------------------------------------------------------
Total(3).................... $30,900,000   $2,008,500   $24,777,500  $4,114,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses estimated to be $250,000, which are payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 231,750 additional shares of Common Stock on the same terms and conditions as the securities offered hereby, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $35,535,000, $2,309,775 and $29,111,225, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of the shares will be made on or about September 24, 1997, at the offices of Raymond James & Associates, Inc., St. Petersburg, Florida.

RAYMOND JAMES & ASSOCIATES, INC.                        NEEDHAM & COMPANY, INC.

            The date of this Prospectus is September 19, 1997

                                                                     The Company
                                                            manufactures a broad
                                                             range of components
                                                                 and systems for
                                                                  the electronic
                                                            protection industry.




[Full page design featuring certain of the Company's products, people using the Company's products and environments where the Company's products are used, all superimposed on a background of stars and pictures of the earth.]










  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements, including the notes thereto (the "Consolidated Financial Statements"), appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all information set forth herein assumes no exercise of the Underwriters' over-allotment option, reflects a three-for-two stock split in the form of a stock dividend distributed on December 17, 1996, and assumes that 221,738 shares of Common Stock owned by Numerex Corp. (the "Numerex Shares") are repurchased simultaneously with the closing of this offering. As used herein, the "Company" means Detection Systems, Inc. and its subsidiaries, except where the context indicates otherwise, and a "fiscal year" means the twelve-month period ending on March 31 of the specified year. Easikey(R), Radionics(R), Readykey(R), TriSense(R) and Security Escort(R) are registered trademarks of the Company. Other trademarks of the Company referred to in this Prospectus include Detection Systems(TM), DA Systems(TM), Safecom(TM) and TriTech(TM).

                                  THE COMPANY

  The Company is a leading supplier of equipment to the electronic protection industry. The Company designs, manufactures and markets electronic detection, control and communication equipment for security, fire protection, access control and closed circuit television ("CCTV") applications, offering products primarily for the commercial and mid- to high-end residential portions of the market. From its founding in 1968 until 1995, the Company was primarily a niche provider of intrusion detection devices for the domestic market. In 1995, the Company adopted a strategy designed to substantially expand its product offerings, establish an international sales presence, increase its manufacturing capacity and improve its manufacturing cost structure. The Company has since made five acquisitions, opened sales offices in six countries and successfully established a manufacturing facility in China. These initiatives have enabled the Company to significantly expand its product catalog and market reach and to increase its net sales from $34.3 million in fiscal 1995 to $101.3 million in fiscal 1997. Excluding amounts attributable to its acquisitions, the Company's net sales grew by 22.5% in fiscal 1997 versus fiscal 1996.

  The Company manufactures system components for sale to installation companies, distributors and other equipment manufacturers either as individual components or, increasingly, bundled with other compatible components to form an integrated system for a specific customer's application. The Company is not engaged in the installation or monitoring aspects of the industry. The Company's primary customers are: (i) national and regional installation companies such as ADT, Ameritech, Checkpoint, Holmes Protection, Honeywell, Simplex, Wells Fargo and Westar; (ii) national distributors such as ADI in the U.S., Efsec in Sweden, Glastrak in the Netherlands and Rimi in Russia; (iii) original equipment manufacturers ("OEMs") such as Pittway and ITI Technologies that integrate the Company's components into their finished products and systems, and (iv) large commercial customers, such as Pepsico, and agencies of the federal government.

  The Company offers products in all four of the principal categories of the electronic protection equipment market: security, fire, access control and CCTV. According to industry statistics, combined U.S. wholesale equipment sales for these four categories were estimated at $5.3 billion in 1996. The Company believes that there are also significant international markets for each of these four categories. There are several factors driving the growth of the private security industry. The perception by Americans that crime is a significant problem has continued to grow, as evidenced by the focus on crime in political campaigns and in the media. Insurance companies often provide incentives to businesses for installing electronic security systems or require such systems as a condition of insurance coverage. An electronic fire system is required in commercial facilities in many localities in order to comply with municipal fire codes. There has been a trend for large commercial customers to centralize their security function at the corporate level instead of managing security on an ad hoc site basis which has often resulted in greater attention to and resources for security solutions. The growth in telecommuting and in-home offices has created incremental demand for residential security products by bringing expensive office equipment into the home. Market penetration has also been driven by the increased affordability of systems, as advances in technology and reduced manufacturing costs have increasingly brought high quality systems into price ranges attractive to residential and small commercial customers. In addition to new systems, there is ongoing system replacement in the commercial and mid- to high-end residential markets, creating significant retrofit opportunities. The Company estimates that customers in these markets typically upgrade or replace their systems every seven to ten years.

  The scale and product scope of the Company has increased significantly due to recent acquisitions, particularly the February 1996 acquisition of Radionics, Inc. ("Radionics"). Based in Salinas, California, Radionics had net sales of $45.1 million for the year ended December 31, 1995 and was a leading provider of control panels and related equipment to the electronic protection industry. Since the Radionics acquisition, the Company has completed four additional acquisitions: (i) the purchase in July 1996 of certain assets of Senses International, Inc. ("Senses") which had annual net sales of approximately $2.0 million, (ii) the purchase in May 1997 of Digital Audio Limited ("DA Systems") which had annual net sales of approximately $10.8 million, (iii) the purchase in June 1997 of Seriee, S.A. ("Seriee") which had annual net sales of approximately $6.3 million, and (iv) the purchase in June 1997 of Radio-Active Systems N.V. ("RAS") which had annual net sales of approximately $9.9 million. These acquisitions have served to broaden the Company's product lines and increase its international market penetration.

  The Company's goal is to be an international leader in the design, manufacture and marketing of equipment for the electronic protection industry, satisfying all of its customers' protection needs with a complete line of high-quality, technologically advanced products which are distributed by a worldwide marketing organization and supported by a service-oriented product support team. Among the principal elements of the Company's strategy are the following:

  . Catalog expansion--continuing to expand its product catalog through internal development, acquisitions and partnering with companies that have technological capabilities that complement the Company's internal capabilities. The Company believes that the ability to provide a full catalog of products will give it competitive advantages over firms which only provide a small portion of the products regularly required by the electronic protection industry's customers, and this has been a key motivation for its recent acquisitions. The Company is promoting the sale of its fire, access control and other product lines by leveraging the superior market acceptance it enjoys in the security equipment arena.

  . International expansion--continuing to expand its international sales efforts. The Company's acquisitions of DA Systems, RAS and Seriee have given the Company access to important European markets. The Company plans to use the distribution networks of these companies to distribute its full range of products, as appropriate. In addition, the Company's sales offices in Asia and Australia have been successful in developing a base of operations from which the Company can further expand in those markets.

  . Technological advancement--continuing to develop technologically advanced products. The Company utilizes the power of microprocessors and application-specific integrated circuits to fully exploit available technology. By using this technology, the Company has developed: (i) detection products with demonstrably superior signal processing capacity which optimize the trade-off between false alarms and catch performance,
    (ii) control products which generally provide a superior level of programming flexibility and more sophisticated firmware than competitive product offerings, and (iii) communication equipment which provides access to a broad variety of commercially available communication technologies.

  . Market focus--continuing to focus on the installation and service professionals that service the commercial and mid- to high-end residential security and fire alarm system markets, who view the features and quality of the Company's products as providing superior value. The Company is also increasing its sales efforts directed to the U.S. government.

  . Production efficiencies--increasing utilization of its China facility and continuing to consolidate the Company's purchasing. The Company's China facility became operational in October 1995. The Company has been able to reduce its unit manufacturing costs by transitioning production from its Fairport, New York and Salinas, California locations to its China facility and anticipates additional cost savings from continuing this transition. The Company has also realized cost savings by consolidating purchasing of components for its worldwide operations.

  The address of the Company's principal executive offices is 130 Perinton Parkway, Fairport, New York 14450, and its telephone number is (716) 223-4060.

                                  THE OFFERING

Common Stock offered by the Company..  1,325,000 shares
Common Stock offered by the Selling      220,000 shares
 Shareholders........................
Common Stock to be outstanding after   5,866,764 shares(1)
 the offering........................
Use of proceeds......................  To repay indebtedness under the
                                       Company's revolving credit facility, for
                                       working capital and general corporate
                                       purposes, including possible
                                       acquisitions, and to repurchase Common
                                       Stock issued in connection with a recent
                                       acquisition. See "Use of Proceeds."
Nasdaq National Market symbol........  DETC

--------

(1) Does not include shares issuable upon the exercise of outstanding options and warrants or under deferred compensation plans which, as of June 30, 1997, were: (i) an aggregate of 345,220 shares issuable upon the exercise of currently outstanding options and warrants, (ii) 98,019 shares issuable under the Company's Deferred Compensation Plan, and (iii) 278,528 shares issuable under the Company's Deferred Stock Compensation Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     THREE MONTHS
                                FISCAL YEAR ENDED MARCH 31,         ENDED JUNE 30,
                         ------------------------------------------ ---------------
                          1993    1994    1995   1996(1)     1997    1996    1997
                         ------- ------- ------- --------  -------- ------- -------
                                                                      (UNAUDITED)
OPERATING DATA:
Net sales............... $29,432 $31,355 $34,336 $ 41,858  $101,251 $23,178 $28,208
Costs and expenses:
 Production.............  18,036  19,541  20,830   27,978    64,916  15,366  17,556
 Research and
  development...........   3,534   4,161   4,070    4,700     8,115   1,760   2,085
 Purchased in-process
  research and
  development...........      --      --      --    9,350        --      --      --
 Marketing,
  administrative and
  general...............   5,511   6,112   6,789   10,515    21,411   4,691   6,182
                         ------- ------- ------- --------  -------- ------- -------
Operating income
 (loss).................   2,351   1,541   2,647  (10,685)    6,809   1,361   2,385
Interest income.........     239     196     113      340       206      19      14
Interest expense........     234     166     168      320     1,765     355     637
                         ------- ------- ------- --------  -------- ------- -------
Income (loss) before
 taxes and cumulative
 effect of a change in
 accounting principle...   2,356   1,571   2,592  (10,665)    5,250   1,025   1,762
Provision (benefit) for
 taxes..................     919     426   1,078   (2,810)    1,525     401     629
                         ------- ------- ------- --------  -------- ------- -------
Income (loss) before
 cumulative effect of a
 change in accounting
 principle..............   1,437   1,145   1,514   (7,855)    3,725     624   1,133
Cumulative effect of a
 change in accounting
 principle..............      --     130      --       --        --      --      --
                         ------- ------- ------- --------  -------- ------- -------
Net income (loss)....... $ 1,437 $ 1,275 $ 1,514 $ (7,855) $  3,725 $   624 $ 1,133
                         ======= ======= ======= ========  ======== ======= =======
Earnings (loss) per
 common and common
 equivalent share....... $   .34 $   .30 $   .35 $  (1.83) $    .76 $   .13 $   .22
                         ======= ======= ======= ========  ======== ======= =======
Weighted average number
 of shares..............   4,376   4,407   4,484    4,285     4,934   4,697   5,111

                                                                JUNE 30, 1997
                                                             -------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(2)
                                                             ------- -----------
                                                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents................................... $ 2,907   $ 8,019
Working capital.............................................  35,348    40,460
Total assets................................................  88,704    93,641
Total debt, including current portion.......................  35,135    19,604
Redeemable common stock(3)..................................   4,060        --
Shareholders' equity........................................  19,668    44,196

--------
(1) In February 1996, the Company acquired Radionics. Purchased in-process research and development of Radionics, which consisted of products still in the development stage but not considered to have reached technological feasibility, was valued at $9.4 million. In accordance with generally accepted accounting principles, this amount was expensed upon acquisition in the fourth quarter of fiscal 1996. The Company's fiscal 1996 results were also adversely affected by $3.9 million in costs associated with the start-up of the Company's China facility and other international operations.

(2) Adjusted to reflect the sale of 1,325,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom in the manner described under "Use of Proceeds."
(3) The redeemable common stock consists of the Numerex Shares. The Company intends to repurchase the Numerex Shares simultaneously with the closing of this offering.

                                 RISK FACTORS

  The shares offered hereby involve a high degree of risk, including the risks described below. Prospective investors should carefully consider the specific factors set forth below, as well as the other information contained in this Prospectus, before deciding whether to invest in the Common Stock offered hereby.

  This Prospectus contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance, the Company's operations, performance, financial condition, growth and acquisition strategies, margins and growth in sales of the Company's products. For this purpose, any statements contained in this Prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "can," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including those described below and elsewhere in this Prospectus.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

  The success of the Company depends heavily on the business it conducts with a limited number of significant customers. In fiscal 1997, 10.7%, 10.6% and 6.0% of the Company's net sales were attributable to Pittway, Ameritech and Honeywell, respectively. Pittway is a competitor of the Company across many of its product lines and purchases the Company's products to incorporate them into its products and systems. During October 1996, Ameritech (an established customer of the Company) began purchasing the Company's products through Pittway to utilize Pittway's distribution facilities. The Company has had long-standing relationships with most of its significant customers; however, it generally does not have supply contracts with them and they may unilaterally reduce or discontinue their purchases without penalty. The Company's loss of (or failure to retain a significant amount of business with) any of these customers could have a material adverse effect on the Company. See "Business--Marketing."

COMPETITION

  The markets in which the Company operates are highly competitive. The Company's competitors include manufacturers of security and fire alarm equipment from all over the world. In addition, the Company may face competition from new entrants into these markets and increased competition from existing competitors. A number of the Company's competitors have substantially greater financial and other resources than the Company. In many cases the Company's competitors are concentrated in one market niche in the electronic protection industry, allowing them to concentrate their resources in that niche. The Company competes on the basis of providing superior value to customers with respect to both products and services. There can be no assurance that the Company's products and services will continue to be competitive and accepted by the market in the future. See "Business-- Competition."

IMPACT AND RISKS OF ACQUISITIONS

  Between February 1996 and July 1997 the Company made five acquisitions:
Radionics, DA Systems, Senses, Seriee and RAS. Part of the Company's growth strategy is to expand its product catalog, technologies and markets through additional acquisitions. There can be no assurance that the Company will be able to successfully integrate the operations and management of its recent acquisitions or that the Company will be able to consummate or, if consummated, successfully integrate the operations and management of future acquisitions. Acquisitions involve significant risks, including risks associated with: (i) the diversion of management's attention to the assimilation of the acquired businesses; (ii) the ability of the acquired businesses to maintain the quality of products and services that the acquired business has historically provided;
(iii) the need to integrate financial and other systems with those of the Company; (iv) the potential loss of key employees of the acquired business after the acquisition; (v) unforeseen liabilities of the acquired business;
(vi) the dilutive effect of the issuance of additional equity securities;
(vii) the incurrence of additional debt as part of such acquisition or to fund the operations of the acquired business; and (viii) the amortization of goodwill and other intangible assets involved in any acquisitions that are accounted for using the purchase method of accounting. In addition, certain of the businesses acquired by the Company have been unprofitable and there can be no assurance that they can be made profitable. There can be no assurance that future acquisition opportunities will become available, that future acquisitions can be consummated on favorable terms or that such acquisitions will contribute to the Company's profitability. Currently, the Company has no arrangements or understandings with any party with respect to any future acquisition; however, it continues to investigate and consider acquisition opportunities. See "Business--Strategy."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  The Company is exposed to risks associated with international operations because a significant portion of its products are manufactured at its China facility and it has increasingly significant sales in a number of foreign countries. Approximately 25% of the Company's manufacturing output during fiscal 1997 was produced at its China facility, and the Company anticipates that the percentage of its products manufactured at its China facility will increase significantly during fiscal 1998. The Company leases its China facility from the local Chinese government and is dependent on the local Chinese government for personnel and utilities as well as all other municipal services. See "Business--Manufacturing." The Company believes that its relationship with the local Chinese government is good; however, any future deterioration of such relationship could have a material adverse effect on the Company's results of operations. Sales of the Company's products outside the United States accounted for approximately 16% of its net sales during fiscal 1997. One aspect of the Company's business strategy is to increase the sale of its products in international markets. The Company's international operations give rise to political and economic uncertainties relating to, among other things, U.S. and foreign trade restrictions; foreign government stability; risk of renegotiation or modification of existing agreements or arrangements with governmental authorities; foreign economic stability; shipping costs and delays; tariffs; export controls; government regulation; patent and trademark availability, protection and registration; foreign exchange restrictions which limit the repatriation of investments and earnings therefrom; changes in taxation or international tax treaties; military action and other hostilities or confiscation of property. While the United States imposes quotas and duties on selected imported products, there are currently no U.S. quotas or duties on the Company's products.

  The Company is subject to currency exchange risks to the extent that its purchases and sales occur outside the United States and it is unable to denominate its purchases or sales in U.S. dollars or otherwise shift to its customers or suppliers the risks of currency exchange rate fluctuations. Currently, the Company does not engage in currency hedging transactions for normal operations, although it did engage in a hedging transaction in connection with its purchase of RAS, and it may do so in the future. Fluctuations in exchange rates may affect the results of the Company's international operations reported in U.S. dollars and the value of such operations' net assets reported in dollars. Additionally, the results of operations, financial condition and competitive position of the Company may be affected by the relative strength of the currencies in countries where its products are sold.

INTELLECTUAL PROPERTY

  The Company's ability to compete effectively will depend, in part, on its ability to protect its intellectual property, including its patents, trademarks, copyrights and trade secrets, and on its ability to develop and protect future intellectual property. In addition to patents, the Company relies on a combination of trademark registrations, copyrights and confidentiality agreements to protect its proprietary rights in intellectual property. The Company's ability to compete effectively also depends on its ability to avoid infringing on the proprietary rights of others. New patent applications are continually being filed and prosecuted, and pending U.S. patent applications are confidential until patents are issued. As a result, it is impossible to anticipate all potential patent infringement issues. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or that others will not independently develop technology or products that compete with or are superior to the products of the Company. Likewise, there can be no assurance that the Company will not inadvertently infringe on the intellectual property rights of others.

RISKS OF TECHNOLOGICAL CHANGE

  The electronic protection industry is characterized by continuous technological advances, frequent new product introductions and enhancements, declining market prices for similar products over time and changes in customer requirements. The Company's future success will depend in large part on its ability to develop new products and technology to meet customer needs as well as to enhance its existing products and to continually reduce product costs. Any failure by the Company to anticipate or respond rapidly to technological advances, new products and enhancements by competitors, or changes in customer requirements could have a material adverse effect on the Company. See "Business--Industry Overview" and "Business--Intellectual Property."

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent upon the efforts of certain key members of its senior management team, including Karl H. Kostusiak, President and Chief Executive Officer. The loss of a key member of the Company's senior management team could have an adverse effect on the operations of the Company. The Company does not carry key man life insurance on any of its management, but has non-competition agreements with certain key officers and technical personnel. See "Management."

PRODUCT LIABILITY CLAIMS

  If an intrusion, fire or other event that the Company's products are designed to detect occurs in a setting in which the Company's products have been installed, the Company may be subject to a claim that an error or omission on the part of the Company contributed to the damages resulting from such event, which damages could be substantial. Such a claim could be made whether or not the Company's product performed properly under the circumstances. From time to time the Company is subject to product liability claims in the ordinary course of its business. The Company carries product liability insurance which management believes is adequate; however, a product liability judgment or settlement in excess of available insurance proceeds could have a material adverse effect on the financial condition and results of operations of the Company and any adverse claim or settlement could have an adverse effect on the availability and cost to the Company of product liability insurance. The Company does not believe that any pending or threatened litigation will have a material adverse effect on the financial condition or results of operation of the Company. See "Business--Legal."

DEPENDENCE ON SUPPLIERS; CONCENTRATION OF MANUFACTURING

  While the Company manufactures most of the products it sells, certain of the components used in its products are purchased from third parties and are available from a limited number of sources. The loss of any one supplier or an inability of suppliers to provide the Company with the required quantity or quality of these components could have an interruptive effect on the Company's business until such time as an alternative source of supply is found. See "Business--Manufacturing."

  The Company manufactures approximately 85% of the products it markets, and obtains the other 15% from external suppliers of finished goods. Substantially all of the products manufactured by the Company are produced at its facilities in Zhuhai, China or Fairport, New York. Accordingly, any event resulting in the slowdown or stoppage of either of these manufacturing operations could have a material adverse effect on the Company.

GOVERNMENT REGULATION AND PRODUCT LISTING

  Many of the Company's products require approval by the Federal Communications Commission ("FCC") before they can be marketed in the United States. In addition, commercial acceptance of the Company's products is typically dependent on the listing of such products by Underwriters Laboratories ("UL"). The Company has successfully obtained FCC approval and UL listing of its products in the past; however, it cannot predict whether it will obtain approvals for future products or whether FCC regulations or UL listing requirements relating to the Company's current or future products might change. Failure to comply with FCC regulations or UL listing requirements, an inability to receive approval for products under development or a change in existing regulations or listing requirements that would make products non-compliant, could have a material adverse effect on the financial condition and results of operations of the Company. Most foreign countries also have similar regulatory agencies and private certification or listing organizations, the rules, listing requirements and actions of which could have the same impact on sales of the Company's products within those countries. In addition to the regulation of its products, the Company is subject to local, state, federal and foreign laws regarding the discharge of materials into the environment.

VOLATILITY OF STOCK PRICE

  The Common Stock has experienced significant volatility, as well as a significant increase in market price, since the Company's acquisition of Radionics in February 1996. The market for securities of technology companies historically has been more volatile than the market for stocks in general. The trading price of the Common Stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcement of future developments including possible acquisitions, introduction of new products by the Company or its competitors and other events or factors. These fluctuations may be compounded by the historically low trading volume in the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many technology companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon the completion of this offering, the Company will have 5,866,764 shares of Common Stock outstanding (6,098,514 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, 4,905,644 shares (5,137,394 shares if the Underwriters' over-allotment option is exercised in full), including the shares sold in this offering, will be freely tradeable by persons other than affiliates of the Company without restriction under the Securities Act. Of the remaining 961,120 shares, 755,550 shares will be beneficially owned by persons who are affiliates of the Company which are eligible for public sale subject to the volume and other limitations of Rule 144, 171,429 shares will be "restricted" securities within the meaning of Rule 144 under the Securities Act which may be sold pursuant to a currently effective registration statement under the Securities Act or an exemption from such registration, and 34,141 shares may be sold in compliance with Regulation S of the Securities Act. The Company, certain shareholders of the Company selling shares of Common Stock hereunder (the "Selling Shareholders"), and the Company's executive officers and directors have agreed not to sell, contract to sell or otherwise dispose of any of their shares for a period of 120 days after the closing of this offering without the prior written consent of Raymond James & Associates, Inc. Notwithstanding the foregoing, at any time on or after the date of this Prospectus, the Company may issue shares pursuant to the exercise of warrants or employee stock options outstanding on the date of this Prospectus, which issuances or sales may be effected any time after the date of this Prospectus. Sales of substantial amounts of shares of Common Stock in the public market after this offering, including sales pursuant to Rule 144 or Regulation S, or the perception that such sales could occur, may adversely affect the market price of the Common Stock.

ANTI-TAKEOVER PROVISIONS

  The Company has entered into employment and consulting agreements with certain officers which provide that upon the occurrence of certain events following a change in control of the Company, such officers may be entitled to receive the equivalent of three years' compensation. See "Management-- Employment Agreements." The shares beneficially owned by the Company's executive officers and directors and the compensation payable to certain officers following a change in control may have the effect of discouraging persons from pursuing a non-negotiated takeover of the Company and preventing certain changes of control. Also, Section 912 of the New York Business Corporation Law, which is applicable to the Company, contains provisions that restrict certain business combinations with interested shareholders, which may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,325,000 shares of Common Stock offered by the Company, after deducting underwriting discounts and commissions and estimated offering expenses will be approximately $24.5 million (approximately $28.9 million if the Underwriters' over-allotment option is exercised in full). The Company will use approximately $3.9 million of the net proceeds from this offering to repurchase the 221,738 Numerex Shares. The balance of the proceeds will be used to repay approximately $15.5 million under the Company's revolving credit facility, with the remainder available for working capital and general corporate purposes, including possible acquisitions. Currently, the Company has no arrangements or understandings with any party with respect to any future acquisition; however, it continues to investigate and consider acquisition opportunities. The revolving credit facility matures on July 31, 1998 and bears interest at a floating rate which was 9.25% per year as of September 18, 1997. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders; however, certain of the Selling Shareholders have advised the Company that they intend to use the proceeds from their sale of Common Stock to repay stock option loans from the Company.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997 and as adjusted to reflect the sale of 1,325,000 shares of Common Stock offered by the Company hereby at a public offering price of $20 per share and the application of the net proceeds therefrom in the manner described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements.

                                                       JUNE 30, 1997
                                                  (DOLLARS IN THOUSANDS)
                                                  ----------------------------
                                                   ACTUAL         AS ADJUSTED
                                                  -----------    -------------
                                                        (UNAUDITED)
Current maturities of obligations under capital
 leases and long term debt....................... $     3,351      $     3,351
                                                  ===========      ===========
Obligations under capital leases................. $        26      $        26
Long term debt...................................      31,758           16,227
Redeemable common stock(1).......................       4,060              --
Shareholders' equity:
  Common stock, par value $.05 per share,
   4,745,051 shares issued and outstanding,
   5,866,764 shares issued and outstanding as
   adjusted(2)...................................         226(3)           293
  Capital in excess of par value.................      10,149           34,610
  Retained earnings..............................       9,740            9,740
  Treasury stock, at cost........................         (50)             (50)
  Notes receivable for stock purchases...........        (378)            (378)
  Cumulative translation adjustment..............         (19)             (19)
                                                  -----------      -----------
    Total shareholders' equity...................      19,668           44,196
                                                  -----------      -----------
      Total capitalization....................... $    55,512      $    60,449
                                                  ===========      ===========

--------
(1) The redeemable common stock consists of the Numerex Shares. The Company intends to repurchase the Numerex Shares simultaneously with the closing of this offering.

(2) Does not include shares issuable upon the exercise of outstanding options and warrants or under deferred compensation plans which, as of June 30, 1997, were: (i) an aggregate of 345,220 shares issuable upon the exercise of currently outstanding options and warrants, (ii) 98,019 shares issuable under the Company's Deferred Compensation Plan, and (iii) 278,528 shares issuable under the Company's Deferred Stock Compensation Plan.
(3) Excludes the par value of the Numerex Shares.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is quoted on the Nasdaq National Market under the symbol "DETC." The following table sets forth the high and low closing prices of the Common Stock for the periods indicated.

                                                            HIGH      LOW
                                                            ----      ----
   FISCAL YEAR ENDED MARCH 31, 1995
   First Quarter...........................................  $ 7      $  4
   Second Quarter..........................................   6 5/16    4 1/16
   Third Quarter...........................................   6 1/4     3 11/16
   Fourth Quarter..........................................   5 5/16    3 3/16
   FISCAL YEAR ENDED MARCH 31, 1996
   First Quarter...........................................   5 3/16    4 5/16
   Second Quarter..........................................   5 1/8     4 5/16
   Third Quarter...........................................   5 1/4     3 15/16
   Fourth Quarter..........................................   6 1/2     3 11/16
   FISCAL YEAR ENDED MARCH 31, 1997
   First Quarter...........................................  12 5/16    6 5/16
   Second Quarter..........................................  13 13/16   9 11/16
   Third Quarter...........................................  20 7/8    10 3/4
   Fourth Quarter..........................................  24 1/2    14 1/2
   FISCAL YEAR COMMENCING APRIL 1, 1997
   First Quarter...........................................  20 1/4    13 1/2
   Second Quarter (through September 18, 1997).............  22 1/2    17 1/2

  On September 18, 1997, the last reported sale price for the Common Stock as reported on the Nasdaq National Market was $22 1/2 per share and the number of shareholders of record was approximately 1,150.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that all of its earnings will be retained for development and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend on a number of factors, including future earnings, capital requirements, the financial condition and prospects of the Company and any restrictions under credit agreements existing from time to time, as well as such other factors as the Company's Board of Directors may deem relevant. Certain financial covenants in the Company's current credit facility, including a covenant to maintain a minimum tangible net worth, limit the Company's ability to pay dividends. See
Note 6 of the Notes to the fiscal 1997 Consolidated Financial Statements for a description of certain terms of the Company's current credit facility.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The selected consolidated financial data presented below has been derived from the Consolidated Financial Statements. The Consolidated Financial Statements as of and for the years ended March 31, 1993, 1994, 1995, 1996 and 1997 have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated financial data as of and for the three months ended June 30, 1996 and 1997 have been derived from the unaudited interim consolidated financial statements of the Company and reflect, in management's opinion, all adjustments, consisting only of normally recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. Results of operations for interim periods are not necessarily indicative of results for the full year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and other consolidated financial information included elsewhere in this Prospectus.

                                                                       THREE MONTHS
                                FISCAL YEAR ENDED MARCH 31,           ENDED JUNE 30,
                         ------------------------------------------ -------------------
                          1993    1994    1995   1996(1)     1997    1996    1997
                         ------- ------- ------- --------  -------- ------- -------
                                                                      (UNAUDITED)
OPERATING DATA:
Net sales............... $29,432 $31,355 $34,336 $ 41,858  $101,251 $23,178 $28,208
Costs and expenses:
 Production.............  18,036  19,541  20,830   27,978    64,916  15,366  17,556
 Research and
  development...........   3,534   4,161   4,070    4,700     8,115   1,760   2,085
 Purchased in-process
  research and
  development...........      --      --      --    9,350        --      --      --
 Marketing,
  administrative and
  general...............   5,511   6,112   6,789   10,515    21,411   4,691   6,182
                         ------- ------- ------- --------  -------- ------- -------
Operating income
 (loss).................   2,351   1,541   2,647  (10,685)    6,809   1,361   2,385
Interest income.........     239     196     113      340       206      19      14
Interest expense........     234     166     168      320     1,765     355     637
                         ------- ------- ------- --------  -------- ------- -------
Income (loss) before
 taxes and cumulative
 effect of a change in
 accounting principle...   2,356   1,571   2,592  (10,665)    5,250   1,025   1,762
Provision (benefit) for
 taxes..................     919     426   1,078   (2,810)    1,525     401     629
                         ------- ------- ------- --------  -------- ------- -------
Income (loss) before
 cumulative effect of a
 change in accounting
 principle..............   1,437   1,145   1,514   (7,855)    3,725     624   1,133
Cumulative effect of a
 change in accounting
 principle..............      --     130      --       --        --      --      --
                         ------- ------- ------- --------  -------- ------- -------
Net income (loss)....... $ 1,437 $ 1,275 $ 1,514 $ (7,855) $  3,725 $   624 $ 1,133
                         ======= ======= ======= ========  ======== ======= =======
Earnings (loss) per
 common and common
 equivalent share....... $   .34 $   .30 $   .35 $  (1.83) $    .76 $   .13 $   .22
                         ======= ======= ======= ========  ======== ======= =======
Weighted average number
 of shares..............   4,376   4,407   4,484    4,285     4,934   4,697   5,111

                                          MARCH 31,
                           ---------------------------------------  JUNE 30,
                            1993    1994    1995    1996    1997      1997
                           ------- ------- ------- ------- ------- -----------
                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash
 equivalents.............. $ 1,762 $ 3,907 $ 4,597 $   930 $ 2,244   $ 2,907
Working capital...........  12,205  13,447  14,963  15,712  31,067    35,348
Total assets..............  22,543  22,780  24,745  45,898  68,276    88,704
Total debt, including
 current portion..........   1,662   1,582   1,181  19,680  29,187    35,135
Redeemable common
 stock(2).................      --      --      --      --      --     4,060
Shareholders' equity......  16,059  17,492  19,194  11,569  17,831    19,668

--------
(1) In February 1996, the Company acquired Radionics. Purchased in-process research and development of Radionics, which consisted of products still in the development stage but not considered to have reached technological feasibility, was valued at $9.4 million. In accordance with generally accepted accounting principles, this amount was expensed upon acquisition in the fourth quarter of fiscal 1996. The Company's fiscal 1996 results were also adversely affected by $3.9 million in costs associated with the start-up of the Company's China facility and other international operations.
(2) The redeemable common stock consists of the Numerex Shares. The Company intends to repurchase the Numerex Shares simultaneously with the closing of this offering.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company is a leading supplier of equipment to the electronic protection industry. The Company designs, manufactures and markets electronic detection, control and communication equipment for security, fire protection, access control and CCTV applications, offering products primarily for the commercial and mid- to high-end residential portions of the market. From its founding in 1968 until 1995, the Company was primarily a niche provider of intrusion detection devices for the domestic market. In 1995, the Company adopted a strategy designed to substantially expand its product offerings, establish an international sales presence, increase its manufacturing capacity and improve its manufacturing cost structure. The Company has since made five acquisitions, opened sales offices in six countries and successfully established a manufacturing facility in China. These initiatives have enabled the Company to significantly expand its product catalog and market reach and to increase its net sales from $34.3 million in fiscal 1995 to $101.3 million in fiscal 1997.

  The Company more than doubled its annualized net sales with its purchase of Radionics in February 1996. The Radionics acquisition had a significant impact on the comparative information for fiscal 1996 and 1997 with respect to both the results of operations as well as asset and liability balances. Radionics had net sales of $45.1 million for the year ended December 31, 1995. The Radionics acquisition was funded by borrowings under a commercial credit facility which caused a significant increase in interest expense for the periods following the acquisition.

  In April 1995, the Company commenced development of a manufacturing facility in China which became operational in October 1995. This facility has significantly increased the manufacturing capacity of the Company. The Company has realized manufacturing efficiencies by transitioning to its China facility a portion of its domestic manufacturing operations, including substantially all of the manufacturing operations previously conducted by Radionics. The Company believes that these efficiencies, coupled with the volume generated by its expanded product catalog and sales network, may further enable it to reduce its unit manufacturing costs.

  The Company has recently completed four additional acquisitions: (i) the purchase in July 1996 of certain assets of Senses which had annual net sales of approximately $2.0 million, (ii) the purchase in May 1997 of DA Systems which had annual net sales of approximately $10.8 million, (iii) the purchase in June 1997 of Seriee which had annual net sales of approximately $6.3 million, and (iv) the purchase in June 1997 of RAS which had annual net sales of approximately $9.9 million. These acquisitions have served both to broaden the Company's product lines and increase its international presence.

  The Company recognizes net sales upon shipment of products to customers. Production expenses include materials, direct labor and manufacturing overhead as well as an allocated portion of indirect overhead. Outgoing freight, customs and other costs associated with delivery of products to customers are classified under marketing, administrative and general expenses. Research and development expenses include costs associated with salaries and benefits for certain engineering employees, supplies, agency approvals, depreciation and occupancy, as well as charges for independent testing and independent contractors engaged for specific projects. Marketing, administrative and general expenses include costs related to the Company's sales efforts and corporate and general administrative functions, including costs of executive, administrative and sales personnel, marketing/selling supplies, advertising, depreciation and professional fees.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentages which certain items of income and expense bear to net sales:

                                                                THREE MONTHS
                                                                    ENDED
                               FISCAL YEAR ENDED MARCH 31,        JUNE 30,
                              --------------------------------  --------------
                                1995       1996        1997      1996    1997
                              ---------  ---------   ---------  ------  ------
Net sales....................     100.0%     100.0%      100.0%  100.0%  100.0%
Costs and expenses:
  Production.................      60.7       66.9        64.2    66.3    62.2
  Research and development...      11.9       11.2         8.0     7.6     7.4
  Purchased in-process
   research and development..        --       22.3          --      --      --
  Marketing, administrative
   and general...............      19.7       25.1        21.1    20.2    21.9
                              ---------  ---------   ---------  ------  ------
Operating income (loss)......       7.7      (25.5)        6.7     5.9     8.5
Interest income..............       0.3        0.8         0.2     0.0     0.0
Interest expense.............       0.5        0.8         1.7     1.5     2.3
                              ---------  ---------   ---------  ------  ------
Income (loss) before taxes...       7.5      (25.5)        5.2     4.4     6.2
Provision (benefit) for
 taxes.......................       3.1       (6.7)        1.5     1.7     2.2
                              ---------  ---------   ---------  ------  ------
  Net income (loss)..........       4.4%     (18.8)%       3.7%    2.7%    4.0%
                              =========  =========   =========  ======  ======

 THREE MONTHS ENDED JUNE 30, 1997 COMPARED TO THREE MONTHS ENDED JUNE 30, 1996

  The Company's net sales increased 21.7% to $28.2 million in the three months ended June 30, 1997 (the "1997 period") from $23.2 million in the comparable period in 1996. The net sales of Senses and DA Systems, which were acquired by the Company in July 1996 and May 1997, respectively, accounted for $2.5 million of this increase. The remaining $2.5 million increase was attributable to sales growth from existing operations.

  Production expenses increased 14.3% to $17.6 million in the 1997 period from $15.4 million in the comparable period in 1996. As a percentage of net sales, production expenses decreased to 62.2% in the 1997 period from 66.3% in the comparable period in 1996. The increase in production expenses was primarily due to a corresponding increase in the Company's net sales. The decrease in production expenses as a percentage of net sales was primarily due to manufacturing efficiencies achieved by further transitioning of domestic manufacturing to the Company's China facility during fiscal 1997 and the first quarter of fiscal 1998. The Company anticipates continued consolidation of its manufacturing operations during fiscal 1998 and 1999.

  Research and development expenses increased 18.5% to $2.1 million in the 1997 period from $1.8 million in the comparable period in 1996. As a percentage of net sales, research and development expenses decreased to 7.4% in the 1997 period from 7.6% in the comparable period in 1996. The increase in research and development expenses was primarily due to the addition of DA Systems and Senses research and development expenses. The decrease in research and development expenses as a percentage of net sales was primarily due to savings achieved from the continued consolidation of certain research and development efforts of Radionics and the Company.

  Marketing, administrative and general expenses increased 31.8% to $6.2 million in the 1997 period from $4.7 million in the comparable period in 1996. As a percentage of net sales, marketing, administrative and general expenses increased to 21.9% in the 1997 period from 20.2% in the comparable period in 1996. The increase in marketing, administrative and general expenses was primarily due to the addition of DA Systems and Senses marketing, administrative and general expenses as well as the Company's increased international marketing efforts which, in turn, increased marketing, administrative and general expenses as a percentage of net sales. This increase was partially offset by the Company's sale of land resulting in a pre-tax gain of $205,000.

  Interest expense increased to $637,000 in the 1997 period from $355,000 in the comparable period in 1996. This increase was primarily due to additional borrowings required to finance the Company's international expansion and increased inventory levels necessary during the transition of the Radionics manufacturing operations to the Company's China facility. Interest income decreased to $14,000 in the 1997 period from $19,000 in the comparable period in 1996.

  Income before income taxes increased 71.9% to $1.8 million in the 1997 period from $1.0 million in the comparable period in 1996. This improvement was due to the factors described above.

  The Company's effective income tax rate for the 1997 period was 35.7% compared to 39.1% for the comparable period in 1996. The lower effective rate for the 1997 period reflects the benefits of certain lower foreign income tax rates associated with the source of the Company's income during such period. This rate is higher than the annual rate of 29.0% for fiscal 1997 due to the distribution of pretax income among domestic and international entities.

 YEAR ENDED MARCH 31, 1997 COMPARED TO YEAR ENDED MARCH 31, 1996

  The Company's net sales increased 141.9% to $101.3 million in fiscal 1997 from $41.9 million in fiscal 1996. The acquisition of Radionics in February 1996 accounted for $45.6 million of this increase, while international and domestic sales growth accounted for $7.2 million and $6.5 million, respectively. See Note 10 of the Notes to the Consolidated Financial Statements for information regarding the Company's sales information by geographic area.

  Production expenses increased 132.0% to $64.9 million in fiscal 1997 from $28.0 million in fiscal 1996. As a percentage of net sales, production expenses decreased to 64.2% in fiscal 1997 from 66.9% in fiscal 1996. The increase in production expenses was primarily due to a corresponding increase in the Company's net sales. The decrease in production expenses as a percentage of net sales was primarily due to manufacturing efficiencies achieved by transitioning a portion of its domestic manufacturing to its China facility during fiscal 1997. This decrease was achieved despite the lower gross margins experienced by the Company from certain of its initial international sales.

  Research and development expenses increased 72.7% to $8.1 million in fiscal 1997 from $4.7 million in fiscal 1996. As a percentage of net sales, research and development expenses decreased to 8.0% in fiscal 1997 from 11.2% in fiscal 1996. The increase in research and development expenses was primarily due to the addition of Radionics' research and development expenses. The decrease in research and development expenses as a percentage of net sales was primarily due to savings achieved from the consolidation of certain research and development efforts of Radionics and the Company.

  Marketing, administrative and general expenses increased 103.6% to $21.4 million in fiscal 1997 from $10.5 million in fiscal 1996. As a percentage of net sales, marketing, administrative and general expenses decreased to 21.1% in fiscal 1997 from 25.1% in fiscal 1996. The increase in marketing, administrative and general expenses was primarily due to the addition of Radionics' operations. The decrease in marketing, administrative and general expenses as a percentage of net sales was primarily due to savings derived from the consolidation of Radionics into the Company's organization.

  Interest expense increased to $1.8 million in fiscal 1997 from $320,000 in fiscal 1996. This increase was primarily due to the debt financing associated with the Radionics acquisition. Interest income decreased to $206,000 in fiscal 1997 from $340,000 in fiscal 1996.

  Income before income taxes was $5.3 million in fiscal 1997 compared to a loss of $10.7 million for fiscal 1996. The fiscal 1996 results included a $9.4 million non-recurring charge related to in-process research and development associated with the Radionics acquisition and the expensing of $3.9 million in costs associated with the start-up of the Company's China facility and other international operations. The remainder of the improvement was due to the other factors described above.

  The Company's effective income tax rate for fiscal 1997 was 29.0% compared to a benefit rate of 26.4% in fiscal 1996. The fiscal 1997 effective rate reflects the benefits of certain lower foreign income tax rates used to promote economic growth and the utilization of loss carryforwards from fiscal 1996.

 YEAR ENDED MARCH 31, 1996 COMPARED TO YEAR ENDED MARCH 31, 1995

  The Company's net sales increased 21.9% to $41.9 million in fiscal 1996 from $34.3 million in fiscal 1995. The acquisition of Radionics in February 1996 accounted for $6.0 million of this increase. In addition, international sales grew by $4.9 million in fiscal 1996 as a result of the Company's international sales initiative. This increase was partially offset by a $3.4 million decline in domestic sales primarily attributable to reduced sales to a single domestic customer. See Note 10 of the Notes to the Consolidated Financial Statements for information regarding the Company's sales by geographic area and significant customers.

  Production expenses increased 34.3% to $28.0 million in fiscal 1996 from $20.8 million in fiscal 1995. As a percentage of net sales, production expenses increased to 66.9% in fiscal 1996 from 60.7% in fiscal 1995. The increase in production expenses was primarily due to a corresponding increase in the Company's net sales. The increase in production expenses as a percentage of net sales was primarily due to the expensing of costs associated with the start-up of the Company's China facility.

  Research and development expenses increased 15.5% to $4.7 million in fiscal 1996 from $4.1 million in fiscal 1995. As a percentage of net sales, research and development expenses decreased to 11.2% in fiscal 1996 from 11.9% in fiscal 1995. The increase in research and development expenses was primarily due to the addition of Radionics' research and development expenses.

  Marketing, administrative and general expenses increased 54.9% to $10.5 million in fiscal 1996 from $6.8 million in fiscal 1995. As a percentage of net sales, marketing, administrative and general expenses increased to 25.1% in fiscal 1996 from 19.7% in fiscal 1995. The increase in marketing, administrative and general expenses, both in dollars and as a percentage of net sales, was primarily due to costs associated with the start-up of foreign operations and the addition of Radionics' operations.

  Interest expense increased to $320,000 in fiscal 1996 from $169,000 in fiscal 1995, and interest income increased to $340,000 in fiscal 1996 from $113,000 in fiscal 1995.

  The Company incurred a loss before income taxes of $10.7 million in fiscal 1996 compared to income of $2.6 million for fiscal 1995. The fiscal 1996 results included a $9.4 million non-recurring charge related to in-process research and development associated with the Radionics acquisition and the expensing of $3.9 million of costs associated with the start-up of foreign operations. The remainder of the decline was due to the other factors described above.

  The Company's effective income tax rate for fiscal 1996 was a benefit of 26.4% compared to a tax rate of 41.6% in fiscal 1995. The benefit rate for fiscal 1996 resulted from the Company's inability to fully recognize tax benefits associated with certain subsidiary losses and certain other items not deductible for tax purposes. The fiscal 1995 corporate tax rate was consistent with federal and state income tax rates in effect at that time.

LIQUIDITY AND CAPITAL RESOURCES

  The Company considers liquidity to be its ability to meet its long- and short-term cash requirements. Prior to 1996, those requirements were primarily met by cash generated by the Company's operating activities and cash reserves. Since the 1995 implementation of the Company's strategy designed to enhance its product offerings, manufacturing capacity and international operations, particularly the acquisition of Radionics and the development of the China facility, the Company has required external sources of financing to satisfy its liquidity needs.

  Three Months Ended June 30, 1997. During the three months ended June 30, 1997, the Company's operating activities provided $871,000 of operating cash flow. Net income, depreciation and amortization provided $2.1 million, a decrease in inventories, excluding the impact of acquisitions provided $1.0 million and an increase in accounts payable provided $243,000. Increases in prepaid expenses and other assets, accounts receivable and income taxes receivable used $642,000, $938,000 and $986,000 of operating cash flow, respectively, and other account changes provided $103,000 of operating cash flow.

  During the three months ended June 30, 1997, cash used for investing activities was $4.7 million and was utilized for the acquisition of RAS and capital expenditures, primarily for the development of tooling and fixtures for new and existing products.

  During the three months ended June 30, 1997, cash flows provided by financing activities were $4.5 million, primarily representing proceeds from borrowings to finance the acquisition of RAS.

  Year Ended March 31, 1997. During fiscal 1997, the Company's operating activities used $6.6 million. The primary factor contributing to this use of cash was a $15.9 million increase in inventories, which resulted from the transition of the manufacturing of the Company's products to the China facility as well as a strategic decision by the Company to increase inventories to enable it to improve its delivery and order turnaround performance. Net income, depreciation and amortization provided $6.5 million of net operating cash and other account changes contributed $2.9 million to operating cash flow. The Company believes that the consolidation of its manufacturing operations will enable the Company to reduce future inventory levels.

  During fiscal 1997, cash used for investing activities was $4.0 million and was utilized for capital expenditures, primarily for the expansion of the Company's international operations and production tooling relating to the Radionics product lines.

  During fiscal 1997, cash flows provided by financing activities were $11.9 million. The two primary sources of this cash were: (i) $10.0 million of borrowings under the Company's revolving credit facility and (ii) receipt of $2.0 million from a private placement of Common Stock which the Company completed with five institutional investors in October 1996.

  Year Ended March 31, 1996. During fiscal 1996, the Company's operating activities used $3.4 million. The primary factors contributing to this use of cash were losses from operations and an increase in inventories of $4.3 million during the year. Sources of operating cash included depreciation and amortization of $2.0 million and a $9.4 million non-cash charge related to the write-off of in-process research and development associated with the Radionics acquisition. Other account changes used $2.7 million of cash.

  During fiscal 1996, cash used for investing activities was $18.9 million, consisting of the purchase of Radionics for $18.0 million (including expenses and net of cash acquired) and capital expenditures of $3.4 million, offset by liquidation of short-term investments of $2.4 million.

  During fiscal 1996, cash flows provided by financing activities were $18.7 million. The source of this cash was $18.9 million of borrowings under the Company's commercial credit facilities, offset by principal payments on capital lease obligations.

  Capital Resources. On June 30, 1997, the Company had cash balances of $2.9 million. On that date, the Company had a $17.0 million revolving credit facility under which it had borrowed $15.7 million. This credit facility bears interest based on the prime rate or the London Interbank Offered Rate, plus applicable points based on the Company's degree of financial leverage, and matures on July 31, 1998.

  On June 30, 1997 the Company also had outstanding a term loan from its commercial lender of approximately $14.4 million which is secured by general business assets of the Company and matures in April 2003. This loan bears interest based on the prime rate or the London Interbank Offered Rate, plus applicable points based on the Company's degree of financial leverage. Monthly principal payments of $217,000 commence on December 1, 1997 and continue until April 1, 2003. The Company is currently negotiating with the lender to restructure the terms of this loan in order to extend the final maturity and reduce or eliminate amortization requirements in the next three fiscal years.

  The Company expects to continue its pursuit of acquisitions and the development of new products and markets. The Company has budgeted $3.0 million for capital expenditures during fiscal 1998, excluding any amounts required for acquisitions. These expenditures will include continued investment in facilities and equipment necessary to produce and market its security detection, fire detection, security, fire and access control products as well as certain new products. The Company also plans to continue its efforts to market its products internationally.

  The Company believes that the combination of its current cash balances, cash flows from operations and existing credit facilities will be sufficient to fund its planned operations during fiscal 1998.

  Dividend Policy. The Company is dedicated to promoting shareholder value through long term profitability and growth and believes that continued investments in future product development are essential to this goal. For this reason, it has been the Company's policy to not pay cash dividends.

  Inflation. During fiscal 1995, 1996 and 1997 and the first quarter of fiscal 1998, inflation did not have a significant impact on the Company's business.

FORWARD-LOOKING STATEMENTS

  The foregoing discussion and analysis contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act, which represent the Company's expectations or beliefs, including, but not limited to, statements concerning the Company's operations, performance, financial condition, growth and acquisition strategies, margins and growth in sales of the Company's products. For this purpose, any statements contained therein that are not statements of historical fact may be deemed to be forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors including those described under the caption "Risk Factors" and elsewhere in this Prospectus.

                                   BUSINESS

THE COMPANY

  The Company is a leading supplier of equipment to the electronic protection industry. The Company designs, manufactures and markets electronic detection, control and communication equipment for security, fire protection, access control and CCTV applications, offering products primarily for the commercial and mid- to high-end residential portions of the market. From its founding in 1968 until 1995, the Company was primarily a niche provider of intrusion detection devices for the domestic market. In 1995, the Company adopted a strategy designed to substantially expand its product catalog, establish an international sales presence, increase its manufacturing capacity and improve its manufacturing cost structure. The Company has since made five acquisitions, opened sales offices in six countries and successfully established a manufacturing facility in China. These initiatives have enabled the Company to significantly expand its product catalog and market reach and to increase its net sales from $34.3 million in fiscal 1995 to $101.3 million in fiscal 1997. Excluding amounts attributable to its acquisitions, the Company's net sales grew by approximately 22.5% in fiscal 1997 versus fiscal 1996.

INDUSTRY OVERVIEW

  The electronic protection industry consists of companies that design, manufacture, distribute, sell, install, monitor and maintain intrusion, fire alarm and other electronic protection systems. The Company manufactures system components for sale to installation companies, distributors, other equipment manufacturers and, in limited cases, significant commercial or governmental end-users. The Company is not engaged in the installation or monitoring aspects of the industry. For many years, the electronic protection industry was oriented towards the protection of physical assets with simple burglary detection and alarm equipment. In line with its customers' requirements, the industry has since broadened in scope to one which not only provides sophisticated equipment for intrusion detection but additionally provides important "premises control" functions, such as fire detection, personnel access control and CCTV monitoring of interior and exterior areas. Equipment required for these functions is sold as individual components or, increasingly, bundled with other compatible components to form an integrated system for a specific customer's application.

  The Company offers products in all four of the principal categories of the electronic protection equipment market: security, fire, access control and CCTV. According to statistics compiled by the Security Industry Association (the "SIA") in its 1997 Security Industry Market Overview, combined U.S. wholesale equipment sales for these four categories were estimated at $5.3 billion in 1996. The Company believes that there are also significant international markets for each of the four categories. The SIA report contains various U.S. statistics for each of the four categories, including the following:

  . Security products. This category had an estimated U.S. market size of $1.8 billion in 1996, with a 7.1% annual growth rate forecasted for the five-year period ending 2001. This market data includes sales for commercial and residential alarm systems of all price points. The Company presently addresses the commercial market and mid- to high-end residential applications.

  . Fire products. This category had an estimated U.S. market size of $1.1 billion in 1996, when considering only equipment sales for commercial applications. The Company competes primarily in the commercial fire equipment market and, to a lesser extent, offers products for residential applications.

  . Access control products. This category had an estimated U.S. market size of $1.6 billion in 1996. The U.S. market for access control equipment is forecasted to grow at 9.0% each year through the four-year period ending 2000. The most rapidly growing part of the access control market has been high-technology, PC-based systems for large commercial applications with multiple entrance and exit points.

  . CCTV products. This category had an estimated U.S. market size of $758.0 million in 1996. The U.S. CCTV market is forecasted to grow at a rate of 10.2% each year through the four-year period ending 2000.

  The SIA study forecasts that the overall U.S. market for all private security products and services will grow at approximately 8% per year through 2000. There are several factors driving the growth of the private security industry. The perception by Americans that crime is a significant problem has continued to grow, as evidenced by the focus on crime in political campaigns and in the media. Insurance companies often provide incentives to businesses for installing electronic security systems or require such systems as a condition of insurance coverage. An electronic fire system is required in commercial facilities in many localities in order to comply with municipal fire codes. There has been a trend for large commercial customers to centralize their security function at the corporate level instead of managing security on an ad hoc site basis, which has often resulted in greater attention to and resources for security solutions. The growth in telecommuting and in-home offices has created incremental demand for residential security products by bringing expensive office equipment into the home. Market penetration has also been driven by the increased affordability of systems, as advances in technology and reduced manufacturing costs have increasingly brought high quality systems into price ranges attractive to residential and small commercial customers. In addition to new systems, there is ongoing system replacement in the commercial and mid- to high-end residential markets, creating significant retrofit opportunities. The Company estimates that customers in these markets typically upgrade or replace their systems every seven to ten years.

  The Company believes that equipment manufacturing for the electronic protection industry is characterized by the following attributes:

  . High degree of fragmentation. Equipment manufacturing for the electronic protection industry is highly fragmented and consists of a broad array of equipment manufacturers, each of which typically provides only a portion of the products required to deliver a comprehensive security solution. The Company believes that there are more than 200 companies engaged in manufacturing system components in the United States.

  . Trends toward consolidation. There have recently been a number of mergers and acquisitions among manufacturers of products for the electronic protection industry, including the five acquisitions made by the Company since 1996. The Company believes that this acceleration in manufacturer consolidation is based in part on a competitive model that has emerged in the industry which rewards companies that can offer a full product catalog across all four of the principal categories of its industry: security products, fire products, access control products and CCTV products. The Company believes its customers are seeking vendors which not only provide a full catalog of products, but can also supply products for the many electric and electronic standards which exist throughout the world. The installation and monitoring segment of the industry has also been consolidating rapidly, with national and regional firms such as ADT, Ameritech and Entergy regularly acquiring local competitors. The national and regional consolidators often seek to reduce the number of vendors required to meet their product needs. The Company believes international full-catalog equipment suppliers will have advantages over small niche product suppliers in capturing business from these large installation and monitoring companies.

  . Continuing technological change. Detection, control and communication equipment are being continuously improved, taking advantage of increasing capabilities of microprocessors and application- specific integrated circuits. The improvements are primarily software-based and are generally directed at increasing system sophistication, reducing false alarms, reducing installation and service costs and enhancing end-user convenience. A recent trend has been increased integration of different types of security and alarm systems. Whereas basic security and fire alarm systems were once adequate for many customers, many customers now prefer access control and CCTV systems integrated into a single system with traditional security and fire capabilities. Despite the technological advances that occur in the industry, there remains a certain inertia or loyalty to products that have already been widely accepted by installation and monitoring companies. It can be expensive for installation and monitoring companies to adopt new products because product changes may create new inventory requirements, necessitate re-training of installation and service personnel and make inventories of displaced products obsolete. It is often difficult for new products to gain rapid commercial penetration. For this reason, acquisitions are often attractive, and sometimes preferred to new product development, as a means of growth in the Company's industry. This is particularly true when a niche manufacturer can be purchased that has a significant existing customer base.

  . Digital communications technology. Digital technology has permitted the consolidation of local security and fire alarm monitoring stations into large, remote monitoring stations, often hundreds of miles from the end-user's business or residence. This has driven demand for a whole new generation of products which take advantage of digital technology and which utilize non-traditional communication channels such as two-way radio, derived channel, cellular and satellite communications. Many times, these communications channels are more reliable, secure and often lower in cost than traditional communication methods such as telephone lines.

  . False Alarms. The electronic protection industry is increasingly focusing on false alarms because of the significant burden they impose on the support infrastructure of police and fire departments and because, over the long-term, they undermine the protection afforded by electronic protection systems. Industry associations and manufacturing and installation companies have been working together in recent years to develop products and procedures to reduce false alarms.

STRATEGY

  The Company's goal is to be an international leader in the design, manufacture and marketing of equipment for the electronic protection industry, satisfying all of its customers' protection needs with a complete line of high-quality, technologically advanced products which are distributed by a worldwide marketing organization and supported by a service-oriented product support team. Principal elements of the Company's strategy include:

  . Catalog expansion--continuing to expand its product catalog through internal development, acquisitions and partnering with companies that have technological capabilities that complement the Company's internal capabilities. The Company believes that the ability to provide a full catalog of products will give it competitive advantages over firms which only provide a small portion of the products regularly required by the electronic protection industry's customers, and this has been a key motivation for its recent acquisitions. The Company is promoting the sale of its fire, access control and other product lines by leveraging the superior market acceptance it enjoys in the security equipment arena.

  . International expansion--continuing to expand its international sales efforts. The Company's acquisitions of DA Systems, RAS and Seriee have given the Company access to important European markets. The Company plans to use the distribution networks of these companies to distribute its full range of products, as appropriate. In addition, the Company's sales offices in Asia and Australia have been successful in developing a base of operations from which the Company can further expand in those markets.

  . Technological advancement--continuing to develop technologically advanced products. The Company utilizes the power of microprocessors and application-specific integrated circuits to fully exploit available technology. By using this technology, the Company has developed: (i) detection products with demonstrably superior signal processing capacity which optimize the trade-off between false alarms and catch performance,
    (ii) control products which generally provide a superior level of programming flexibility and more sophisticated firmware than competitive product offerings; and (iii) communication equipment which provides access to a broad variety of commercially available communication technologies.

  . Market focus--continuing to focus on the installation and service professionals that service the commercial and mid- to high-end residential security and fire alarm system markets, who view the features and quality of the Company's products as providing superior value. The Company is also increasing its sales efforts directed to the U.S. government.

  . Production efficiency--increasing utilization of its China facility and continuing to consolidate its purchasing. The Company's China facility became operational in October 1995. The Company has been able to reduce its unit manufacturing costs by transitioning production from its Fairport, New York and Salinas, California locations to its China facility and anticipates additional cost savings from continuing this transition. The Company has also realized cost savings by consolidating purchasing of components for its worldwide operations.

  . Customer development--continuing to partner with significant customers to develop new or enhanced products to meet specific end-user needs. Products that the Company has jointly developed in the past include a line of intrusion detectors with self-diagnostics for ADT to work with its proprietary communication protocol, an integrated control panel for Honeywell and a long-range photoelectric smoke detector for Simplex.

  . Related applications--exploiting opportunities to apply its technologies in related applications for markets from which it does not currently generate significant revenues. For example, the Company's Security Escort product leverages its technological capabilities and has provided it with an application that is useful in markets such as colleges and prisons, which are different than those which it has served historically.

ACQUISITIONS

  The Company's recent acquisitions demonstrate the implementation of its primary strategies of catalog and international expansion. These acquisitions significantly expanded the Company's product catalog while simultaneously expanding its domestic and international distribution network.

  Radionics. In February 1996 the Company acquired all of the outstanding stock of Radionics, which has generally been regarded as a premier U.S. manufacturer of security, fire and access control equipment and central station receivers. Radionics had annual net sales of $45.1 million for calendar year 1995, and this acquisition more than doubled the Company's net sales rate. This acquisition gave the Company access to Radionics' network of over 1,000 dealers. Radionics had a number of advanced products and models under development which have subsequently been completed by the Company, such as a 246-zone fully-integrated control panel and a control communicator which can function as a wired, wireless or hybrid system and can communicate using BellSouth's Cellemetry(R) technology.

  Senses. In July 1996 the Company acquired certain assets of Senses, a manufacturer of long-range wireless alarm transmission equipment marketed under the name "Safecom," with annual net sales of approximately $2.0 million. This acquisition provided the Company with an important new technology, a patent on the transmission of alarm signals from a digital communicator through a radio network, and access to dealers who have installed approximately 150 Safecom radio networks. Safecom networks are operating in 19 countries around the world, with the greatest penetration in South America. The Safecom products are particularly attractive in markets where the telephone line infrastructure for more traditional forms of signal communication do not exist or are unreliable.

  DA Systems. In May 1997 the Company acquired all of the outstanding stock of DA Systems, a leading British manufacturer of security control equipment with annual net sales of approximately $10.8 million. This acquisition gave the Company a line of controls and communication devices approved for sale in the U.K., which has unique requirements for the design of security control and communication equipment. Approval of future products should be expedited by having U.K.-based engineers working on such products. DA Systems also provided the Company with an important new in-building wireless radio technology believed by the Company to be superior in performance to competitive offerings.

  Seriee. On June 24, 1997 the Company acquired 99.5% of the outstanding stock of Seriee. Seriee is a leading French manufacturer of electronic control and communications equipment with net sales of approximately $6.3 million per year and has the largest security equipment distribution network in France. Like the U.K., France has unique design requirements and this acquisition provides the Company with a line of French-approved control panels which, coupled with Seriee's 10 agency offices located throughout France, give the Company a significant presence in the French market. Prior to its acquisition, Seriee was a distributor for certain Company products.

  RAS. On June 25, 1997 the Company acquired 98.7% of the outstanding stock of RAS. RAS, with net sales of approximately $9.9 million per year, has the largest security equipment distribution network in Belgium, with five regional sales offices located throughout that country. The Company believes that RAS has significant technical expertise in CCTV and access control systems and is strategically located to service northern European customers by providing convenient technical support and inventory. RAS had been a distributor for the Company for over 15 years and, immediately prior to its acquisition, was the Company's second largest distributor.

PRODUCTS

  The Company produces and distributes a wide variety of electronic protection equipment, offering a single source of products to the professional installers who provide custom systems for different types of buildings and protection requirements. The Company's products include security, fire and access control systems and components, CCTV system components and the Security Escort multiple user help call system. The Company seeks to be a value leader by offering high quality and technologically advanced products at competitive prices. The Company believes that the commercial and mid- to high-end residential portions of the electronic protection industry recognize the quality of the Company's products and consider them to offer attractive value.

  The following table sets forth the Company's net sales for fiscal 1997 in each of the primary categories of products offered by the Company:

                                                          FISCAL 1997
                                                           NET SALES    PERCENT
       PRODUCT TYPE                                      (IN THOUSANDS) OF TOTAL
       ------------                                      -------------- --------
     Security products..................................    $ 77,298      76.3%
     Fire products......................................      13,029      12.9%
     Access control products............................       9,067       9.0%
     CCTV products......................................       1,857       1.8%
                                                            --------     -----
       Total............................................    $101,251     100.0%
                                                            ========     =====

  From its inception until 1995, the Company was primarily a niche provider of intrusion detection devices. Following the shift in the Company's strategy in 1995 to expand the products it offers by acquisition and internal development, the Company has significantly expanded its product catalog by adding: (i) control and communication equipment with its purchase of Radionics in February 1996, (ii) wireless radio network products with its purchase of certain assets of Senses in July 1996, (iii) in-building wireless radio technology with its purchase of DA Systems in May 1997, and (iv) an additional line of security control panels with its acquisition of Seriee in June 1997. Since early 1995, the Company has introduced several internally developed products including, among others, its TriTech pet avoidance detectors, a control panel that offers both wired and wireless on-premise communication capability, an enhanced and broadened line of smoke detectors, a new line of passive infrared intrusion detectors, and a fire system control and communication product. In addition, the Company completed Radionics' second generation of integrated panels which are capable of simultaneously controlling a full-featured alarm system, fire system and access control system. The Company has also expanded its product catalog by entering into a number of alliances with partners that have technological capabilities that complement the Company's internal capabilities. One recent example of such an alliance brought about the Company's first entry into the CCTV market in fiscal 1997.

 Security Products

  Security systems consist of intrusion detectors coupled with control and communications equipment and, in many cases, notification devices. When a triggering event occurs, a detector senses the event and notifies the control equipment, which in turn causes the communications equipment to transmit an alarm signal to a remote central alarm monitoring service or directly to the police. The control equipment also activates notification devices such as strobes, horns and sirens if these options are features of the system.

  Detectors. Security detectors are the components of a security system which sense intrusion into protected areas. The Company markets security detectors under the brand names Detection Systems, Radionics, TriSense, DA Systems and Seriee. Security detectors differ in three primary respects: the way they sense intrusion or another alarm condition, the way they communicate with control equipment and the type of information they transmit to the control equipment.

  The Company offers detectors which use six basic technological approaches for sensing the existence of an intrusion or other alarm condition:

            TYPE OF DETECTOR                            OPERATION
            ----------------                            ---------
 Passive infrared body heat detection    Passive infrared detectors operate by
                                         detecting the change in energy that
                                         occurs when a body of one temperature
                                         passes by a background of another
                                         temperature within the detector's
                                         field of view. Special processing
                                         techniques enable the detector to
                                         determine whether a change in energy
                                         is caused by a person or by some other
                                         false alarm source.
 Combination passive infrared and        Dual detectors combine passive
  microwave detection ("dual detectors") infrared detectors with microwave detectors. Microwave detectors
                                         generate microwave signals and detect
                                         either a reduction or distortion of
                                         received energy caused by an intruder.
 Photoelectric beam interruption         Photoelectric beam detectors consist
                                         of a light transmitter and a separate
                                         receiver. The transmitter emits an
                                         invisible infrared beam to the
                                         receiver. If the beam is broken, the
                                         receiver signals an alarm.
 Acoustic glass break detection          Glass breakage detectors use
                                         microprocessor-based sound analysis
                                         technology to listen for the specific
                                         frequencies associated with breaking
                                         glass. They can be used to detect
                                         breakage of plate, tempered, laminated
                                         and wired glass.
 Vibration detection                     Vibration or seismic detectors use
                                         three distinct detection systems to
                                         protect against attack from heavy
                                         objects, drilling or explosion. They
                                         are designed specifically for
                                         protection of vaults, safes and ATMs,
                                         but also can be used to protect other
                                         reinforced areas such as night deposit
                                         boxes, data storage cabinets and
                                         filing cabinets.
 Magnetic contacts                       Magnetic contacts are used primarily
                                         on doors and windows and signal the
                                         control equipment when an electrical
                                         connection is broken due to a
                                         protected door or window being opened.

These different types of detectors are needed for different types of applications in commercial and mid- to high-end residential security systems and complement each other in their system applications and the types of environments in which they function best. Many alarm systems incorporate several different types of detectors in a single alarm system to maximize the effectiveness of the system.

  Detectors can communicate with an alarm system's control equipment directly (wired), indirectly (wireless) or on a combined or "hybrid" basis (where the detector communicates via wireless transmission to a peripheral device which is wired to the control equipment). The Company offers detectors which are used in each of these types of systems. The information that detectors communicate to the control equipment ranges from a simple communication that an alarm event has occurred to, in a multiplex system, the identity of the detector sensing the alarm condition, the nature of the alarm condition and diagnostic information about the detector.

  The Company believes that for the markets it serves it offers the widest variety of detectors available from any single supplier and that its detectors are among the most advanced detectors available from any source. The Company believes that its detectors generally provide greater features, performance and reliability than its competitors' products. These characteristics are attractive to professional installers because they make installation easier, reduce service calls and expense, minimize false alarms and increase end-user satisfaction. Specific attributes of the Company's detectors include:

  . Features. The Company offers a wide variety of detector types which incorporate certain special features such as field-interchangeable optic systems which permit installers to use the same detector for different coverage patterns by simply adjusting the mirror configuration; sensitivity controls which allow the installer to adjust the sensitivity of the detector as appropriate for the application to minimize false alarms; multiple mounting options to provide more installation flexibility; pointable optics that permit the coverage pattern to be directed thereby providing more mounting alternatives and allowing adjustment for changes in use without re-mounting; and a broad range of operating voltages for many detectors permitting them to be used in older or specialized security systems.

  . Performance. Some examples of how the Company's products maximize performance are its patented signalling processing techniques ("motion analyzer processing") incorporated into its passive infrared and TriTech detectors which enables them to distinguish between the electronic signatures of valid and false alarm conditions. The Company's newest dual detectors can be used in residential or commercial environments to prevent up to 100-pound animals from causing the detector to detect an alarm condition but still be tripped by a human weighing less than 100 pounds. The Company's newest passive infrared models can distinguish and ignore smaller animals, such as rodents. Another example of the Company's detectors' performance capability is their ability to perform under a broad range of temperatures from -40(degrees) fahrenheit through 120(degrees) fahrenheit.

  . Reliability. Each of the Company's detectors undergoes computer-based functional testing and in-circuit electrical testing to insure that it functions as designed. The Company further enhances the reliability of its more sophisticated detectors by incorporating patented software-based diagnostic systems in them that confirm the detectors are functioning in a number of respects and have not been blocked or "masked-off."

  Control Equipment. The control components of a security system manage all the functions of the system and provide the link between the system's detectors and communications equipment. The Company markets control products under the brand names Radionics, Detection Systems, DA Systems and Seriee. The Company's control products include control panels which collect, interpret and transmit the signals from the detectors and arming stations which are used to program certain features of the system and to arm and disarm it. The Company's control and communication product offering was greatly expanded in 1996 by its acquisition of the Radionics control product line, which had a favorable industry reputation for alarm control and communication equipment.

  The Company's security control product line includes products that are used in all three types of systems installed by security professionals. Conventional security systems include wired, wireless and hybrid (combination wired and wireless) systems and simply communicate that an alarm condition exists. In the next level, multiplex systems, each sensor is addressable, which means that the specific location of the alarm condition is reported. At the highest level, the Company's advanced multiplex systems feature the capacity to report back addressable test and alarm condition information, assuring that the system is working properly, and to report whether a detector has been tampered with.

  The Company has a wide range of control panels, ranging from its Detection Systems' low-cost six-zone panel which can operate six detection device circuits, to Radionics' recently introduced 246-zone fully integrated security, fire and access control panel which can operate a combination of up to 246 intrusion detection, smoke detection and access control circuits and devices. Features of the Company's control panels that enhance its ability to market its control panels include: (i) the ability to quickly communicate data about events occurring in the control system; (ii) the flexibility to select which information is reported locally and which is transmitted to a central monitoring station; (iii) the ability to specify how the keypad works for each user at each location; (iv) "robust" power supplies which ensure adequate power supply to the detectors, notification devices and other system components and (v) enhanced transient immunity which protects the system from power surges and lightning.

  Communications Equipment. The Company offers a broad line of communications equipment, ranging from Radionics' central station receiving equipment, which performs the function of receiving alarm signals from multiple sources, to transmission equipment capable of accessing telephone lines, as well as most of the alternative communication technologies which are commercially available. One of these technologies is BellSouth's new Cellemetry(R) data service, which permits wireless transmission of alarm signals to a central station using existing cellular networks. Another is the ARDIS radio network, which offers a more secure alternative to telephone lines as the means for contacting a central monitoring station, and ultimately the police or fire department. In addition, the Company offers its Safecom long-range wireless alarm transmission system which allows a monitoring company to establish and maintain a proprietary two-way radio network to transmit and receive alarm signals. The Company also offers its Fastlink system which provides one-way radio communication of alarm signals to a remote monitoring station. The Company, through its Radionics and DA Systems subsidiaries, is licensed to manufacture and sell in the U.K. and U.S. derived channel communication devices that transmit alarm signals over the unused bands of standard telephone lines. This allows alarm signals to be transmitted at the same time a telephone line is being used for voice communications.

  Security Escort. The Company's Security Escort product is a multiple user help call system which allows a user to alert appropriate security personnel as to their location, name, address and any handicap or other special data by using a palm-size transmitter. Security Escort systems may be enabled to permit a user to trigger a strobe and sound a siren as well. The primary components of a Security Escort system are a central command station which is monitored by security personnel, a Microsoft Windows(R)-based system software package, transceivers, receivers and individual transmitters. This system uses a digital micro-cellular architecture which accommodates up to 16 million individual user ID codes. The system is now available through several regional and national installation companies. It has been successfully installed in college, prison, nursing home, psychiatric hospital, parking lot complex and museum environments.

  The Security Escort's advanced design features include: self-supervision of the system's operational integrity by internally generating and monitoring test transmissions; testing of transmitters by users; and system-generated notices regarding system maintenance requirements. Security Escort allows a user to test the system and his or her transmitter at any time and receive visual confirmation that both are functioning properly. In addition, the system software provides for full archiving of all system activity including victim tracking and alarm map recall.

 Fire Products

  Fire detection systems work in the same manner as security systems. In fact, many fire detection systems are operated in tandem with a security system by the same control equipment. Fire alarm systems range from conventional systems, which can sense and signal a fire condition or non-condition, to addressable systems, which permit identification of the triggered detector within the system, and analog systems, which permit communication of information regarding the condition of the environment at the detector location. The Company offers fire detection products under the brand names Detection Systems and Radionics. The Company's fire detection product line, which includes products for both residential and commercial applications, features detection components, dedicated control panels, communication equipment and notification devices.

  Detectors. The Company's fire detection components sense the presence of smoke and heat by employing a variety of technologies, including beam smoke detectors, photoelectric spot smoke detectors, ionization spot smoke detectors and heat probes. The Company's smoke detectors are differentiated by a patented chamber which provides increased immunity to dust, which is the leading cause of false fire alarms. The Company also has a patented automatic test and calibration feature which continuously senses and signals if dust or other conditions cause the detector's sensitivity to deviate from its acceptable range. The Company's fire detectors offer many of the same features as its security detectors and undergo the same stringent testing requirements.

  Control Equipment. As described above, many of the Company's control panels operate both security and fire alarm systems; however, some of the Company's control panels are designed exclusively for operating fire alarm systems. The Company originally entered the fire detection business as an extension of the security products line by providing fire detection features and accessories through the security control panel. The Company is in the process of introducing two new control product lines for the dedicated fire market, a market which the Company has not historically addressed. One of these products utilizes state-of-the-art analog fire monitoring technology.

  Communication Equipment. The technologies the Company's products provide for communicating fire alarm signals are the same as those provided by its security alarm communications equipment. In the fire systems market, the Company's capabilities in communications take on added importance because of National Fire Protection Association ("NFPA") guidelines requiring all local fire systems to have communications capability permitting alarm and trouble conditions to be monitored remotely. The Company was the first to develop a supplementary communications product specifically designed to permit existing systems to be updated to comply with NFPA guidelines. The Company's Safecom long-range wireless system provides fully-supervised two-way fire reporting by radio which provides enhanced security.

  Notification Devices. The Company distributes a full range of notification devices such as strobes, horns and sirens varying in color and intensity which fully comply with the Americans with Disabilities Act. These products are distributed under the Company's name and are supplied by a leading specialty manufacturer of such products.

 Access Control Products

  Electronic access control systems consist of equipment that can identify an authorized individual and permit that person to enter a restricted area. While intrusion control products protect the property when no one is on-site, access control products protect the property while it is occupied. The market for access control systems is divided into three major end-user categories: industrial, commercial, and governmental. Fear of crime, potential liability and convenience have created a significant retrofit market for access control products in addition to the new construction market.

  Access control systems can include card-based systems, CCTV-based systems, audio systems and bar code systems. The Company distributes access control products on an OEM basis under the brand names Readykey, Easikey and Radionics. Access control products sold by the Company include control systems, card readers, cards and detector accessories. Card-based technology is currently the most attractive option both in terms of price and reliability, and card-based systems currently dominate the access control market. Card-based systems are currently in place in a number of non-residential operations, including office buildings and hotels, and are becoming more prevalent in residential settings such as college campuses.

 CCTV Products

  CCTV is a system of relaying video and audio signals from a camera to a monitor or a recording device. The term CCTV refers to a closed-circuit system sending signals to select receivers as opposed to a system broadcasting signals to the general public. The Company distributes CCTV products under the brand name DS Vision. These products consist of cameras, monitors, recorders, control units and other accessories. The Company distributes color and black-and-white as well as both high and low resolution cameras and monitors.

  Professional CCTV security and surveillance systems can be simple or complex. While a convenience store might employ a system consisting of a single camera and monitor, an airport system would likely include hundreds of cameras, monitors and video recorders along with computer-based control equipment and video multiplexers. Professionally installed CCTV systems are used in retail stores, banks, warehouses, office buildings, industrial sites, government facilities, casinos, mines, airports, prisons and, increasingly, in private homes. The Company is promoting a state-of-the-art system to enable authorized personal computer users to remotely "look in" on the CCTV system installed at their facility.

MARKETING

  The Company's primary customers are: (i) national and regional installation companies such as ADT, Ameritech, Checkpoint, Holmes Protection, Honeywell, Simplex, Wells Fargo and Westar; (ii) national distributors such as ADI in the U.S., Efsec in Sweden, Glastrak in the Netherlands and Rimi in Russia; and
(iii) original equipment manufacturers such as Pittway and ITI Technologies that integrate the Company's components into their finished products. End-users of the Company's products include federal and state governments, Autozone, Boeing, J.C. Penney, Kmart, Northrop Grumman, Pepsico, Tandy and Wal-Mart. The Company has a sales force of approximately 105 representatives of which 50 are domestic and 55 are international. The Company presently has approximately 137 distributors that accounted for 13.4% of the Company's net sales during fiscal 1997.

  The Company's products are installed in industrial, commercial, institutional and residential buildings, in both new and upgraded system installations. Radionics and DA Systems sell their products to national dealer/installer networks which combine their products with those of other suppliers to form complete systems. Historically, Radionics has sold its products to installation companies in the high-end commercial, retail and governmental markets. More recently, Radionics has broadened its product offering by supplying products suitable for the residential market. Conversely, DA Systems has historically sold its products to installation companies and distributors for the small commercial and residential markets.

  In connection with the Company's international marketing initiative, it has opened six international sales offices. The Company's distributors and sales representatives cover an additional 50 countries. Foreign sales (including sales to Canada) accounted for approximately 16% of the Company's net sales in fiscal 1997.

  Domestically, large regional and national accounts are supported directly by regional sales and service managers. The Company's sales managers provide technical support to customers regarding system design, installation and service. The Company also conducts regular training programs for its customers as well as technical seminars at national and regional trade shows. A call to the Company's 800 sales number typically results in same-day shipment of most standard products from one of two warehouses. To support the on-site installer or service person, toll-free 800 lines connect directly to the Technical Service Department. Detection Systems and Radionics maintain regional sales/training personnel in 14 states.

  The Company markets the Security Escort multiple user help call system in North America and in Australia. While the system was initially designed for the protection of individuals on college and university campuses, it is suitable for many other applications. The Company is seeking additional distribution relationships to expand the market coverage for the system to other environments, such as apartment complexes, condominiums, retirement communities, hospitals, correctional facilities, governmental facilities and manufacturing facilities.

  The success of the Company depends heavily on the business it conducts with a limited number of significant customers. In fiscal 1997, 10.7%, 10.6% and 6.0% of the Company's net sales were attributable to Pittway, Ameritech and Honeywell, respectively. Pittway is a competitor of the Company across many of its product lines and purchases the Company's products to incorporate them into its products and systems. During October 1996, Ameritech (an established customer of the Company) began purchasing the Company's products through Pittway to utilize Pittway's distribution facilities. The Company has had long-standing relationships with most of its significant customers; however, it generally does not have supply contracts with them and they may unilaterally reduce or discontinue their purchases without penalty. The Company's loss of (or failure to retain a significant amount of business with) any of these customers could have a material adverse effect on the Company. The Company's acquisitions, its international marketing initiatives and its increased use of distributors have reduced the potential for sales fluctuations associated with the Company's largest customers.

COMPETITION

  The markets in which the Company operates are highly competitive. The Company's competitors include manufacturers of security and fire alarm equipment from all over the world. The Company believes its three major competitors are Pittway, the Berwind Group and C&K Systems. In addition, the Company may face competition from new entrants into these markets and increased competition from existing competitors. A number of the Company's competitors have substantially greater financial and other resources than the Company. In many cases the Company's competitors are concentrated in one market niche in the electronic protection industry, allowing them to concentrate their resources in that niche. The Company competes on the basis of providing superior value to customers with respect to both products and services. When selecting intrusion and fire detection equipment, professional installation and service companies consider the breadth of products offered by manufacturers and distributors, product performance and reliability, as well as the incorporation of advanced technological features such as automatic testing, efficiency of delivery, ease of installation and service, sales and technical support services and price. There can be no assurance that the Company's products and services will continue to be competitive and accepted by the market in the future.

MANUFACTURING

  The Company has manufacturing facilities in Fairport, New York; Zhuhai, China; Salinas, California; and Southall, England; although it has ceased using the Salinas and Southall plants for regular product manufacturing. The Company is ISO 9002 certified at all four of its manufacturing facilities.

  The Company designs its products and prepares specifications for their component parts. The Company purchases certain components from outside sources and then assembles them into finished products. Before product assembly, components are sample tested for compliance with quality control standards and critical components are individually tested. The Company assembles circuit boards using both automatic and semi-automatic assembly equipment utilizing both pin-through-hole and surface-mount technologies. Intermediate quality control processes are used to evaluate components and products being transferred between assembly departments. Completed circuit boards are tested and calibrated against Company-defined performance standards.

  The Company's China manufacturing operations, which commenced during fiscal 1996, are conducted in a 70,000 square foot manufacturing facility in Zhuhai, China. Manufacturing operations and the first product shipments from the Company's China facility commenced in October 1995. Initially, the Company duplicated in this facility the proven manufacturing procedures historically used in its Fairport facility. Subsequently, the Company's management at the China facility has fine-tuned the manufacturing process to take advantage of local conditions. The Company has transitioned the manufacturing of many Detection Systems' motion sensors and most of Radionics' controls to the China manufacturing facility to take advantage of its lower production costs. The Company has ceased using the Radionics plant in Salinas, California for regular product manufacturing and is currently using the production area there primarily for product configuration. During fiscal 1997, approximately 25% of the Company's manufacturing output was produced at its China facility. The Company is in the process of consolidating its purchasing for all its manufacturing materials, which it expects will result in additional cost savings.

INTELLECTUAL PROPERTY

  The Company has obtained over 40 patents related to its products. While the Company obtains patents as appropriate and considers certain of its patents valuable, it does not believe any one of them by itself is crucial to the successful conduct of its business. The Company relies on a combination of patents, trademark registrations, copyrights and confidentiality agreements to protect its intellectual property.

  During the fiscal 1995, 1996 and 1997, the Company expended approximately $4.1 million, $4.7 million and $8.1 million, respectively, on research and development activities relating to the development of new products and the improvement of existing products.

SUPPLIERS

  The Company purchases raw materials and components worldwide from numerous suppliers. The vast majority of these materials are generally available from more than one supplier and the Company has not encountered any serious shortages or delays. Certain raw materials used in producing some of the Company's products can be obtained only from one or two suppliers, the shortage of which could adversely impact production of certain security equipment by the Company. The Company believes that the loss of any other single source of supply would not have a material adverse effect on its overall business.

REGULATION

  Many of the Company's products require approval by the FCC before they can be marketed in the United States. In addition, commercial acceptance of the Company's products is typically dependent on UL listing. The Company has successfully obtained FCC approval and UL listing of its products in the past; however, it cannot predict whether it will obtain approvals for future products or whether FCC regulations or UL listing requirements relating to the Company's current or future products might change. Failure to comply with FCC regulations or UL listing requirements, an inability to receive approval for products under development or a change in existing regulations or listing requirements that would make products non-compliant, could have a material adverse effect on the financial condition and results of operations of the Company. Most foreign countries have similar agencies and regulations, which could have the same impact on sales of the Company's products within those countries. In addition to the regulation of its products, the Company is subject to local, state, federal and foreign laws regarding the discharge of materials into the environment.

  A number of municipalities have enacted or are considering enacting legislation which penalizes false alarms which trigger responses by police or fire departments. The Company is unable to quantify the effects such legislation may have on the security and fire protection markets as a whole, but believes that false alarm legislation is causing installation companies and system buyers to be more inclined toward the use of higher quality equipment, such as that manufactured and sold by the Company.

  Compliance with federal, state and local laws and regulations regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment have not had, and are not expected to have, a material effect upon the capital expenditures, earnings or competitive position of the Company.

EMPLOYEES

  As of September 18, 1997, the Company directly employed 711 persons worldwide, including 319 in manufacturing, 87 in engineering and product development, 66 in customer service, 107 in sales, 105 in management and administration and 27 in marketing. In addition, the Company's China facility employs 389 persons who are under the supervision of the Company, including approximately 331 in manufacturing, 10 in engineering and product development, three in customer service, six in sales and 39 in management and administration. None of the Company's employees is represented by a collective bargaining organization, and the Company's management believes its employee relations are good.

PROPERTIES

  The Company conducts manufacturing, research and general office operations at its 92,000 square foot facility at 130 Perinton Parkway, Fairport, New York.

  Radionics' research, product configuration and general office operations are conducted at its 156,000 square foot facility located in Salinas, California, the lease on which expires in July 1999. The manufacturing of Radionics' products has been transitioned to the Company's China and Fairport facilities.

  The Company's China manufacturing operations are conducted in a 70,000 square foot manufacturing facility in Zhuhai, China. Detection Systems (HK) Ltd., a subsidiary of the Company ("DS Hong Kong"), leases the facility from the local Chinese government under a ten-year lease which expires May 31, 2005. DS Hong

Kong has also entered into a sub-contracting agreement which runs through June 2000 and provides for the local Chinese government to arrange for personnel and utilities and for DS Hong Kong to furnish manufacturing equipment, raw materials and management services. Pursuant to this agreement DS Hong Kong pays a fee and production expenses to the local Chinese government and makes payments to the workers at the facility.

LEGAL

  The Company experiences routine litigation in the normal course of its business. The Company occasionally receives, and may receive in the future, communications from third parties claiming that the Company's products or technologies infringe on such parties' intellectual property rights. The Company does not believe that any pending or threatened litigation or intellectual property claims will have a material adverse effect on the financial condition or results of operation of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning the executive officers and directors of the Company:

NAME                          AGE                    POSITION
----                          ---                    --------
Karl H. Kostusiak............  58 Chairman of the Board, Chief Executive
                                   Officer and President
David B. Lederer.............  58 Executive Vice President and Director
Lawrence R. Tracy............  50 President of Detection Systems International,
                                   Inc. and Radionics, Inc., subsidiaries of
                                   the Company
Frank J. Ryan................  44 Vice President, Secretary and Treasurer
George E. Behlke.............  39 Vice President, Engineering
Donald R. Adair..............  53 Director
Mortimer B. Fuller, III......  55 Director
Edward C. McIrvine...........  63 Director

  Karl H. Kostusiak has been President and Chief Executive Officer of the Company since its founding in 1968. He has been a director of the Company since 1968 and also serves as Chairman of the Board. He is a graduate of the State University of New York at Buffalo with a Bachelor of Science in Electrical Engineering and of the University of Rochester with a Master of Science in Electrical Engineering. Mr. Kostusiak is a member of and actively participates in the American Society for Industrial Security, the Central Station Alarm Association, the National Burglar and Fire Alarm Association, the National Fire Protection Association and the Security Industry Association.

  David B. Lederer, one of the founders of the Company, has been Executive Vice President of the Company since 1981 and a director since 1968. He is a graduate of the University of Nebraska with a Bachelor of Science and Master of Science in Electrical Engineering. Mr. Lederer is a member of the American Society for Industrial Security, the Central Station Alarm Association, the National Burglar and Fire Alarm Association, the National Electrical Manufacturers Association and the Security Industry Association.

  Lawrence R. Tracy has been President of Detection Systems International, Inc. ("DSII") since he joined the Company in February 1995 and has been President of Radionics since March 1996. Both DSII and Radionics are subsidiaries of the Company. Prior to joining the Company, Mr. Tracy was President and Chief Executive Officer of C&K Systems, Inc., a position he held for 13 years. Mr. Tracy is a member of the American Society for Industrial Security, the Central Station Alarm Association, the National Burglar and Fire Alarm Association, the National Fire Protection Association and the Security Industry Association.

  Frank J. Ryan has been Vice President of the Company since 1988 and has served as the Company's Chief Financial Officer since 1982. He is also the Company's Secretary and Treasurer. He is a graduate of the State University of New York at Fredonia. Mr. Ryan is a member of the Institute of Management Accountants, the Central Station Alarm Association and the National Association of Manufacturing.

  George E. Behlke has served as the Company's Vice President, Engineering since May 1995. Mr. Behlke has been with the Company since 1977 and served as its Engineering Manager from 1984 until May 1995. His efforts in the development of intrusion and smoke sensors have resulted in numerous patents held by the Company. Mr. Behlke is a graduate of Alfred State Agriculture and Technical College.

  Donald R. Adair has been a director of the Company since 1991 and also serves on the Board's Compensation, Stock Option and Audit Committees. He is the principal of Adair Law Firm, which was established in 1988 and focuses on serving businesses in Rochester, New York. He is a graduate of Harvard College and Cornell Law School. Mr. Adair is also a director of Stone Construction Equipment, Inc. in Honeoye, New York, and Victor Insulators, Inc. in Victor, New York.

  Mortimer B. Fuller, III has been a director of the Company since 1990 and also serves on the Board's Compensation, Stock Option and Audit Committees. Since 1977, he has been President and Chief Executive Officer of Genesee and Wyoming Industries, Inc., a holding company in Greenwich, Connecticut which owns and operates regional and short line freight railroads and provides rail related services to railroads and shippers. He is a graduate of Princeton University, Boston University School of Law and Harvard Business School.
Mr. Fuller is also a director of Genesee and Wyoming Industries and the American Short Line Railroad Association. He is a founding member of the Regional Railroads of America, and serves on that Association's executive committee. He is also a trustee of the Lawrenceville School.

  Edward C. McIrvine has been a director of the Company since 1981 and also serves on the Board's Compensation, Stock Option and Audit Committees. Since 1987, he has been a self-employed research and development management consultant and, from 1987 through 1991, he served as Dean of the College of Graphic Arts and Photography at the Rochester Institute of Technology in Rochester, New York. He is a graduate of the University of Minnesota and earned his Ph.D. in Theoretical Physics from Cornell University. He is an elected Fellow of the American Physical Society and served on the Board of the American Institute of Physics.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth the compensation of the Company's Chief Executive Officer and certain other executive officers of the Company (collectively, the "Named Executive Officers") for fiscal years ended March 31, 1997, 1996 and 1995. The Company did not grant any restricted stock awards or stock appreciation rights or make any long-term incentive plan payouts during the years indicated.

                                                                    LONG TERM
                                                                   COMPENSATION
                                     ANNUAL COMPENSATION              AWARDS
                             -----------------------------------   ------------
                                                         OTHER      SECURITIES
                                                        ANNUAL      UNDERLYING   ALL OTHER
                             FISCAL                     COMPEN-      OPTIONS/     COMPEN-
NAME AND PRINCIPAL POSITION   YEAR  SALARY($) BONUS($) SATION($)     SARS(#)    SATION($)(1)
---------------------------  ------ --------- -------- ---------   ------------ ------------
Karl H. Kostusiak........     1997   212,100  403,333       --(2)         --       3,266
 Chairman, President and
  CEO                         1996   205,926    1,419   26,186            --       2,542
                              1995   196,110  184,746       --(2)         --       2,625
David B. Lederer.........     1997   169,700  322,670       --(2)         --       3,364
 Executive Vice President     1996   164,741    1,135   27,956            --       2,534
                              1995   156,897  147,794       --(2)         --       2,625
Lawrence R. Tracy........     1997   148,470  282,377       --(2)     18,775       3,301
 President of Detection
  Systems                     1996   144,148   31,648       --(2)         --          --
 International, Inc. and
  Radionics, Inc.             1995    21,000  102,405       --(2)     60,000          --
George E. Behlke.........     1997   108,150   81,790   24,761(3)      9,650       1,964
 Vice President,
  Engineering                 1996    89,363      723       --(2)         --       2,272
                              1995       N/A      N/A      N/A           N/A         N/A
Gary Holroyd(4)..........     1997   117,636   74,587       --(3)      1,460         238
 Vice President,              1996       N/A      N/A      N/A           N/A         N/A
 Operations                   1995       N/A      N/A      N/A           N/A         N/A
Frank J. Ryan............     1997   108,150   59,308       --(2)      2,190       1,973
 Vice President,
  Secretary and               1996   105,000      723       --(2)         --       2,298
 Treasurer                    1995   100,000   35,017       --(2)      2,250       2,242

--------
(1) Represents contributions by the Company to accounts of the named executive officers under the Company's 401(k) retirement savings plan.
(2) Values are less than the minimum amount required to be reported.
(3) Includes $21,000 which represents the difference between the market value and the exercise price for a nonqualified stock option awarded during the fiscal year.
(4) Mr. Holroyd became an officer of the Company on November 7, 1996 and resigned effective September 5, 1997.

  Option Grants in Last Fiscal Year. The following table sets forth information with respect to stock options granted to the Named Executive Officers during fiscal 1997. Each grant was for incentive or nonqualified stock options to purchase Common Stock under the Company's 1992 Restated Stock Option Plan. All options are exercisable 40% after one year, 60% after two years, 80% after three years and 100% after four years. Options awarded prior to December 17, 1996 were adjusted to reflect the three-for-two stock split effected on that date. The Company has not granted any stock appreciation rights.

                                                                              POTENTIAL REALIZABLE
                                                                                VALUE AT ASSUMED
                                      PERCENT OF                             ANNUAL RATES OF STOCK
                          NUMBER OF     TOTAL     EXERCISE                           PRICE
                         SECURITIES  OPTIONS/SARS    OR                         APPRECIATION FOR
                         UNDERLYING   GRANTED TO    BASE   MARKET                 OPTION TERM
                         OPTION/SARS EMPLOYEE IN   PRICE   PRICE  EXPIRATION ----------------------
NAME                     GRANTED (#) FISCAL YEAR   ($/SH)  ($/SH)    DATE      5% ($)     10% ($)
----                     ----------- ------------ -------- ------ ---------- ---------- -----------
K. Kostusiak............       --          --         --      --        --           --          --
D. Lederer..............       --          --         --      --        --           --          --
L. Tracy................    6,000        37.5%     10.00   13.50   11/6/06       37,740      95,640
                           12,775                  19.25   19.25   1/21/02       67,963     150,106
G. Behlke...............    6,000        19.2%     10.00   13.50   11/6/06       37,740      95,640
                            3,650                  19.25   19.25   1/21/02       19,418      42,888
G. Holroyd..............    1,460         2.9%     19.25   19.25   1/21/02        7,767      17,155
F. Ryan.................    2,190         4.4%     19.25   19.25   1/21/02       11,651      25,733

  Option Exercises in Last Fiscal Year and Year-End Option Values. The following table sets forth information with respect to the Named Executive Officers concerning the exercise of options during fiscal 1997 and unexercised options held as of March 31, 1997. The value of the underlying securities was determined by taking the market value at year-end minus the exercise price. The market price of the Company's stock on March 31, 1997 was $17.50 per share.

                                                       NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                            SHARES                    UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS AT
                         ACQUIRED ON     VALUE     OPTIONS AT MARCH 31, 1997 (#)    MARCH 31, 1997 ($)
NAME                     EXERCISE (#) REALIZED ($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                     ------------ ------------ ----------------------------- -------------------------
K. Kostusiak............       --            --                 --                          --
D. Lederer..............       --            --                 --                          --
L. Tracy................       --            --            36,000/42,775              474,000/338,644
G. Behlke...............    6,444       101,465              0/12,650                    0/76,614
G. Holroyd..............       --            --             3,000/5,960                41,000/58,945
F. Ryan.................    3,240        19,408             1,350/3,090                 17,100/7,568

  At March 31, 1997, Messrs. Kostusiak, Lederer and Ryan had stock option loans outstanding that totaled $169,896, $123,365 and $60,498, respectively. As of September 18, 1997, the outstanding balances were $163,569, $118,143 and $57,092, respectively. The loans carry interest rates ranging from 5.54% to 8.42%.

EMPLOYMENT AGREEMENTS

  Executive Agreements. The Company has employment agreements with three of its executive officers, Messrs. Kostusiak, Lederer and Tracy (the "Executive Agreements"). The Executive Agreements with Messrs. Kostusiak and Lederer are through August 2002 and the agreement with Mr. Tracy is through February 1999. The Executive Agreements provide for severance benefits under certain circumstances. The terms "change of control," "cause" and "disability" are used in the following description as defined in the Executive Agreements. The Executive Agreements terminate upon the executive's death or permanent disability except as described below.

  Under the agreements with Messrs. Kostusiak and Lederer, if the Company terminates the executive's employment without cause, the Company will continue compensation and benefits to the executive for the then remaining balance of the term of employment or for a period of three years from the date of termination, whichever is longer. Under such circumstances, Mr. Tracy's agreement provides that his compensation will continue for the then remaining balance of the term of employment or for a period of one year from the date of termination, whichever is longer. The continuation of compensation and benefits includes the executive's base salary plus participation in all applicable executive incentive compensation plans and fringe benefit packages. Further, if Mr. Kostusiak's or Mr. Lederer's employment is terminated by the Company without cause after expiration of the agreement but prior to the Company and the executive reaching agreement with respect to the executive's retirement benefits, the Company will also continue the executive's compensation and benefits for a period of two years from the date of termination.

  If the Company terminates Mr. Kostusiak's or Mr. Lederer's employment for cause, each will receive compensation and benefits for the remaining balance of the term of employment or for a period of three years from the date of termination, whichever is longer, provided that this compensation is reduced by any monetary damage suffered by the Company due to the cause. The same applies for Mr. Tracy, except that compensation and benefits will continue for the remaining balance of the term of employment or for a period of one year from the date of termination, whichever is longer.

  If, within four months after a "change in control," as defined in the Executive Agreements, Mr. Kostusiak's or Mr. Lederer's employment is terminated by the Company or the executive, each would be entitled to receive:
(a) the base salary through the termination date, as in effect at the time of termination or at the time the change in control occurs, whichever is higher, plus any bonus which has been earned but not yet paid; (b) an amount equal to three times the highest total base salary and bonus compensation paid to him in any of the Company's preceding three fiscal years; and (c) the continuation of fringe benefits for three years after termination. No provision relating to a change of control is included in Mr. Tracy's agreement.

  All three agreements restrict the executives from competing with the Company for various periods subsequent to termination of employment, depending on the circumstances of the termination.

  Pension Provisions. Under the terms of the Executive Agreements, the Company will pay each of them retirement benefits for his lifetime and for his spouse's lifetime, if his spouse survives him, as follows: (i) a retirement wage benefit initially equal to 12% of his base salary on the date of his retirement or death, increased each year thereafter by any increase, less 0.5%, in the Consumer Price Index (except that the wage benefit shall be 75% of that amount after executive's death); (ii) continuation of his full health insurance or similar benefit for him and his spouse; and (iii) continuation of any other benefit programs that provide continuation pursuant to their terms.

  Based on a 5% compounded annual increase in their base compensation, and assuming that they each retire at age 65, the estimated initial annual benefit that would be payable to Messrs. Kostusiak and Lederer under the pension plan provision in their Executive Agreements would be $34,108 and $27,290, respectively.

  The Executive Agreements further provide that: (i) the payment of retirement benefits may be terminated if an executive has violated the non-competition provisions of his Executive Agreement, and (ii) the Company will purchase and maintain life insurance sufficient to fund the estimated benefits for the spouse (any excess policy proceeds to be available, if agreed, to purchase shares of the Company's Common Stock held in the executive's estate) and the policy or policies of such insurance shall be held in a trust designed for this purpose.

  Changes in Mr. Lederer's Employment. Mr. Lederer and the Company have entered into a part-time employment agreement which will become effective and supersede his Executive Agreement on April 2, 1998, contingent on Mr. Lederer being able to sell at least 135,000 shares of Common Stock in this offering. Mr. Lederer's part-time agreement is identical to his Executive Agreement except that he only works half time and his compensation and benefits are adjusted accordingly. Also, if Mr. Lederer is terminated after the expiration of the agreement he is not entitled to receive compensation and benefits for two years. The part-time agreement will expire in April 2003.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of September 18, 1997 and as adjusted to reflect the sale of 1,325,000 shares of Common Stock by the Company and the sale of 220,000 shares of Common Stock by the Selling Shareholders, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Selling Shareholders, (iii) each director of the Company, (iv) each of the Named Executive Officers and
(v) all executive officers and directors of the Company as a group.

                          SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                              OWNED PRIOR                                OWNED AFTER
                            TO OFFERING(1)              SHARES TO BE     OFFERING(1)
                          ------------------------------- SOLD IN    ----------------------
NAME OF BENEFICIAL OWNER    NUMBER             PERCENT    OFFERING     NUMBER    PERCENT
------------------------  -----------          --------------------- ----------- ----------
Donald R. Adair.........        1,549(2)           *           --          1,549     *
George E. Behlke........       38,393(3)(4)        *           --         38,393     *
Mortimer B. Fuller,
 III....................        3,645              *           --          3,645     *
Karl H. Kostusiak.......      636,161(4)          12.9%    72,000        564,161     9.3%
David B. Lederer........      451,276(4)           9.2%   130,000        321,276     5.4%
Edward C. McIrvine......       25,325(5)           *           --         25,325     *
Frank J. Ryan...........       80,012(3)(4)(6)     1.7%     8,000         72,012     1.2%
Lawrence R. Tracy.......      100,008(3)(4)        2.1%    10,000         90,008     1.5%
All Directors and
 Executive Officers as a
 Group (8 persons)......    1,336,369(2)-(6)      26.1%   220,000      1,116,369    17.9%
Dimensional Fund
 Advisors, Inc..........      253,572              5.3%        --        253,572     4.3%

--------
 * Percentage of Common Stock owned is less than 1%.

(1) For all shares listed, each person possesses both sole voting and investment power, except for those shares indicated in notes (2)-(6) below. The share amounts include the shares of Common Stock actually owned as of September 18, 1997 and the shares of Common Stock which the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock which the identified person or group had the right to acquire within 60 days of September 18, 1997 upon the exercise of options or retirement are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.
(2) Includes 1,173 shares held in custodianship for Mr. Adair's children under the Uniform Gifts to Minors Act of New York for which shares Mr. Adair disclaims beneficial ownership.
(3) Includes 1,500, 1,800, 36,000 and 39,300 shares which may be acquired upon exercise of warrants and options held by Messrs. Behlke, Ryan, Tracy and all directors and executive officers as a group, respectively.
(4) Includes 9,234, 179,840, 117,465, 8,492, 6,488 and 321,519 hypothetical shares credited to the accounts of Messrs. Behlke, Kostusiak, Lederer, Ryan, Tracy and all directors and executive officers as a group, respectively, pursuant to the Company's deferred compensation plans, which shares may be acquired upon retirement.

(5) Includes 20,300 shares held by Dr. McIrvine's wife for which shares he disclaims beneficial ownership.

(6) Includes 810 shares held in trust for Mr. Ryan's son under the Uniform Gifts to Minors Act of New York for which shares Mr. Ryan disclaims beneficial ownership.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  The authorized capital stock of the Company consists of 12,000,000 shares of common stock, par value $0.05 per share (the "Common Stock"). As of the date of this Prospectus, there are 4,767,932 issued and outstanding shares of Common Stock. As of such date, there are outstanding options to purchase 320,110 shares of Common Stock pursuant to the Company's 1992 Restated Stock Option Plan at exercise prices ranging from $3.75 per share to $22.75 per share with a weighted average exercise price of $6.72 per share. In addition, the Company has outstanding warrants to purchase 15,000 shares of Common Stock for $3.83 per share and 1,500 shares of Common Stock for $13.50 per share. There are also 98,019 shares of Common Stock issuable under the Company's Deferred Compensation Plan and 278,528 shares of Common Stock issuable under the Company's Deferred Stock Bonus Plan. The following description of the Common Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-laws, which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The Common Stock possesses ordinary voting rights, and the holders thereof vote together as a single class for the election of directors and in respect of other corporate matters. Holders of shares of Common Stock are entitled to one vote per share, and cumulative voting of shares is not permitted. In the event of the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive and share ratably in all net assets available for distribution to shareholders after satisfaction of the Company's liabilities. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable. The holders of Common Stock are entitled to such dividends as may be declared by the Company's Board of Directors and paid out of funds legally available therefor. See "Dividend Policy."

CERTAIN PROVISIONS OF LAW

  The Company is subject to anti-takeover provisions under New York law that apply to a public corporation organized under New York law unless the corporation has elected to opt out of such provisions in its Certificate of Incorporation or, depending on the provision in question, its By-Laws. The Company has not elected to opt out of these provisions. The Common Stock is subject to the "affiliated transaction" provisions of Section 912 the New York Business Corporation Law. These provisions, subject to certain exceptions, restrict business combinations between the Company and interested shareholders unless either the business combination or the acquisition of shares making a person an interested shareholder (the "Triggering Acquisition") is approved by the Board of Directors prior to the date of the Triggering Acquisition. Once the provisions are triggered, a business combination must either (i) meet stringent fairness requirements, or (ii) after five years from the Triggering Acquisition have elapsed, be approved by the holders of a majority of the outstanding voting shares of the Company excluding the interested shareholder.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                 UNDERWRITING

  The underwriters named below (the "Underwriters"), acting through their representatives, Raymond James & Associates, Inc. and Needham & Company, Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
   NAME                                                                 SHARES
   ----                                                                ---------
   Raymond James & Associates, Inc. ..................................   667,500
   Needham & Company, Inc. ...........................................   667,500
   BT Alex. Brown Incorporated........................................    30,000
   Lehman Brothers Inc. ..............................................    30,000
   Oppenheimer & Co., Inc. ...........................................    30,000
   J.C. Bradford & Co. ...............................................    15,000
   Joseph Charles & Assoc., Inc. .....................................    15,000
   Dain Bosworth Incorporated.........................................    15,000
   Essex Capital Markets Inc. ........................................    15,000
   First Albany Corporation...........................................    15,000
   Gerard Klauer Mattison & Co., LLC..................................    15,000
   Hoak Breedlove Wesneski & Co. .....................................    15,000
   Piper Jaffray Inc. ................................................    15,000
                                                                       ---------
     TOTAL............................................................ 1,545,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased.

  The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers, including the Underwriters, at such price less a concession not in excess of $0.75 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters. The Representatives have informed the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Certain of the Underwriters and the selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 103 permits, upon satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making activity when Rule 101 would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution of the Common Stock. Each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the Registration Statement of which this Prospectus forms a part.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 231,750 additional shares of Common Stock, at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shown, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares are being offered.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain civil liabilities in connection with this offering, including liabilities under the Securities Act.

  The Company, its officers and directors and the Selling Shareholders have agreed that for a period of 120 days following the date of this Prospectus, they will not, except with the prior written consent of Raymond James & Associates, Inc., acting for the Underwriters, sell, contract to sell or otherwise dispose of any shares of Common Stock. This restriction does not apply to shares sold by Selling Shareholders hereunder or certain issuances of Common Stock by the Company pursuant to its stock option plans. See "Risk Factors--Shares Eligible for Future Sale."

  The foregoing includes a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the copy of the Underwriting Agreement that is on file as an exhibit to the Registration Statement of which this Prospectus forms a part.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and for the Selling Shareholders by Nixon, Hargrave, Devans & Doyle Llp, Rochester, New York, and for the Underwriters by Fowler, White, Gillen, Boggs, Villareal and Banker, P.A., Tampa, Florida.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of the Company as of March 31, 1995, 1996 and 1997, and for each of the three fiscal years in the period ended March 31, 1997, included herein and/or incorporated by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 1997, have been so included herein and/or incorporated by reference in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, such reports, proxy statements and other information can be obtained from the Commission's web site at http://www.sec.gov. Quotations relating to the Common Stock appear on the Nasdaq National Market. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, such Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of such Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the prescribed fees, or may be examined without charge at such facilities. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission under the Exchange Act are incorporated by reference in and made a part of this
Prospectus:

    (a) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997;

    (b) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended by Form 10-Q/A, filed by the Company with the Commission on August 19, 1997;

    (c) the Company's Proxy Statement relating to its 1997 Annual Meeting of Shareholders;

    (d) the Company's Current Report on Form 8-K dated May 7, 1997 and filed with the Commission on May 21, 1997; and

    (e) the Company's Current Report on Form 8-K dated June 24, 1997 and filed with the Commission on July 9, 1997.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents, which also are incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to the Company's principal executive offices: Attn: Secretary, 130 Perinton Parkway, Fairport, New York 14450, telephone number (716) 223-4060.

                            DETECTION SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants........................................  F-2
Consolidated Balance Sheets at March 31, 1995, 1996 and 1997.............  F-3
Consolidated Statement of Operations and Retained Earnings for the years ended March 31, 1995, 1996 and 1997.....................................  F-4
Consolidated Statement of Cash Flows for the years ended March 31, 1995,
 1996 and 1997...........................................................  F-5
Notes to Consolidated Financial Statements for the years ended March 31,
 1995, 1996 and 1997.....................................................  F-6
Consolidated Balance Sheets at March 31, 1997 and June 30, 1997
 (unaudited)............................................................. F-18
Consolidated Statement of Operations and Retained Earnings for the three months ended June 30, 1996 and 1997 (unaudited)......................... F-19
Consolidated Statement of Cash Flows for the three months ended June 30,
 1996 and 1997 (unaudited)............................................... F-20
Notes to Consolidated Financial Statements for the three months ended
 June 30, 1997........................................................... F-21

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Detection Systems, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and retained earnings and of cash flows present fairly, in all material respects, the financial position of Detection Systems, Inc. and its subsidiaries at March 31, 1995, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ Price Waterhouse LLP

Rochester, New York
June 2, 1997

                            DETECTION SYSTEMS, INC.

                           CONSOLIDATED BALANCE SHEET

                                                     MARCH 31,
                                        -------------------------------------
                                           1995         1996         1997
                                        -----------  -----------  -----------
                ASSETS
Current assets:
  Cash and cash equivalents............ $ 4,597,047  $   930,012  $ 2,244,265
  Short term investments...............   2,421,546           --           --
  Accounts receivable, less allowance
   for doubtful accounts ($100,000 in
   1995, $235,000 in 1996 and $313,800
   in 1997)............................   4,916,052   10,482,660   15,246,309
  Inventories..........................   5,255,724   14,065,843   29,995,215
  Deferred income taxes................     354,500    1,554,900    2,132,156
  Prepaid expenses and other assets....     408,406    1,392,913      883,137
                                        -----------  -----------  -----------
                                         17,953,275   28,426,328   50,501,082
                                        -----------  -----------  -----------
Fixed assets, net......................   3,920,571    7,085,357   11,057,256
Property under capital lease, net......   2,725,513    2,491,475      190,915
Deferred income taxes..................          --    3,983,200    3,046,200
Goodwill and other intangibles, net....          --    3,762,327    2,942,626
Other assets...........................     145,934      148,891      537,772
                                        -----------  -----------  -----------
  Total assets......................... $24,745,293  $45,897,578  $68,275,851
                                        -----------  -----------  -----------
 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable........................          --  $ 1,183,750           --
  Current portion of long term debt....          --           --  $   953,648
  Current portion of capital lease
   obligation.......................... $   434,934      559,860      147,574
  Accounts payable.....................   1,213,958    6,231,737   12,259,380
  Accrued payroll and benefits.........   1,074,103    1,566,777    2,818,487
  Other accrued liabilities............     266,526    3,171,914    3,254,593
                                        -----------  -----------  -----------
                                          2,989,521   12,714,038   19,433,682
                                        -----------  -----------  -----------
  Obligations under capital leases.....     745,733      186,471       54,125
  Other long term debt.................          --   17,750,000   28,031,802
  Other long term liabilities..........   1,815,838    3,677,786    2,924,975
Shareholders' equity:
  Common stock, par value $.05 per
   share
   Authorized--12,000,000 shares
   Issued--2,792,489 shares in 1995,
    2,811,361 shares in 1996 and
    4,478,993 shares in 1997...........     139,624      140,568      223,950
  Capital in excess of par value.......   6,853,246    6,972,431    9,448,917
  Retained earnings....................  12,724,265    4,869,022    8,594,306
                                        -----------  -----------  -----------
                                         19,717,135   11,982,021   18,267,173
Less--Treasury stock, at cost..........     (36,326)     (12,363)     (52,553)
Notes receivable for stock purchases...    (486,608)    (392,514)    (378,373)
Cumulative translation adjustment......          --       (7,861)      (4,980)
                                        -----------  -----------  -----------
  Total shareholders' equity...........  19,194,201   11,569,283   17,831,267
                                        -----------  -----------  -----------
  Total liabilities and shareholders'
   equity.............................. $24,745,293  $45,897,578  $68,275,851
                                        ===========  ===========  ===========

          See accompanying notes to consolidated financial statements.

                            DETECTION SYSTEMS, INC.

           CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

                                                  YEAR ENDED MARCH 31,
                                          -------------------------------------
                                             1995        1996          1997
                                          ----------- -----------  ------------
Net sales...............................  $34,336,336 $41,857,809  $101,251,380
Costs and expenses:
  Production............................   20,829,843  27,978,460    64,916,410
  Research and development..............    4,070,443   4,699,643     8,114,671
  Purchased in-process research and
   development..........................           --   9,350,000            --
  Marketing, administrative and
   general..............................    6,788,924  10,514,797    21,411,444
                                          ----------- -----------  ------------
                                           31,689,210  52,542,900    94,442,525
                                          ----------- -----------  ------------
Operating income (loss).................    2,647,126 (10,685,091)    6,808,855
Interest income.........................      113,420     340,311       206,049
Interest expense........................      168,557     320,463     1,764,620
                                          ----------- -----------  ------------
Income (loss) before taxes..............    2,591,989 (10,665,243)    5,250,284
Provision (benefit) for taxes...........    1,077,500  (2,810,000)    1,525,000
                                          ----------- -----------  ------------
Net income (loss).......................    1,514,489  (7,855,243)    3,725,284
Retained earnings at beginning of year..   11,209,776  12,724,265     4,869,022
                                          ----------- -----------  ------------
Retained earnings at end of year........  $12,724,265 $ 4,869,022  $  8,594,306
                                          =========== ===========  ============
Earnings (loss) per common and common
 equivalent share.......................  $       .35 $     (1.83) $        .76
                                          =========== ===========  ============



          See accompanying notes to consolidated financial statements.

                            DETECTION SYSTEMS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                               YEAR ENDED MARCH 31,
                                       ---------------------------------------
                                          1995          1996          1997
                                       -----------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)....................  $ 1,514,489  $ (7,855,243) $  3,725,284
                                       -----------  ------------  ------------
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation and amortization......    1,502,516     2,043,373     2,737,438
  Purchased in-process research and
   development.......................           --     9,350,000            --
  Loss (gain) on disposition of fixed
   assets............................        8,561       275,349       (14,670)
  Deferred compensation..............      103,933       218,248         5,395
  Deferred income taxes..............     (123,500)   (3,536,000)      177,800
  Stock based compensation...........       48,800        34,763       146,950
Changes in operating assets and
 liabilities:
  Accounts receivable................      480,783    (1,156,325)   (4,763,649)
  Inventories........................      590,227    (4,264,805)  (15,929,372)
  Prepaid expenses and other assets..        3,069      (634,523)      120,895
  Accounts payable...................      514,680     2,354,624     6,027,687
  Accrued payroll and benefits.......      102,232       190,159     1,251,710
  Other accrued liabilities..........      (62,592)     (460,930)      (99,684)
                                       -----------  ------------  ------------
    Total adjustments................    3,168,709     4,413,933   (10,339,500)
                                       -----------  ------------  ------------
Net cash provided by (used in)
 operating activities................    4,683,198    (3,441,310)   (6,614,216)
                                       -----------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Radionics net of cash
 acquired............................           --   (17,965,381)           --
Capital expenditures.................   (1,358,009)   (3,376,867)   (3,968,349)
Short term investments...............   (2,437,842)    2,421,546            --
                                       -----------  ------------  ------------
Net cash (used in) investing
 activities..........................   (3,795,851)  (18,920,702)   (3,968,349)
                                       -----------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Notes payable........................           --     1,183,750            --
Proceeds from long term debt.........           --    17,750,000    10,047,007
Principal payments on long term debt
 and capital lease obligations.......     (401,815)     (434,336)     (539,939)
Issuance of common stock.............      140,375        94,295     2,238,805
Stock options exercised..............       47,733       109,129       148,064
                                       -----------  ------------  ------------
Net cash (used in) provided by
 financing activities................     (213,707)   18,702,838    11,893,937
                                       -----------  ------------  ------------
Effect of exchange rate changes......           --        (7,861)        2,881
Net increase (decrease) in cash and
 cash equivalents....................      673,640    (3,667,035)    1,314,253
Cash and cash equivalents at
 beginning of year...................    3,923,407     4,597,047       930,012
                                       -----------  ------------  ------------
Cash and cash equivalents at end of
 year................................  $ 4,597,047  $    930,012  $  2,244,265
                                       ===========  ============  ============
Cash paid during the year for:
  Interest...........................  $   173,709  $    226,929  $  1,574,812
                                       ===========  ============  ============
  Income taxes.......................  $ 1,141,276  $  1,041,284  $  1,095,754
                                       ===========  ============  ============

          See accompanying notes to consolidated financial statements.

                            DETECTION SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         MARCH 31, 1995, 1996 AND 1997

NOTE 1--DESCRIPTION OF OPERATIONS AND ACCOUNTING POLICIES:

DESCRIPTION OF OPERATIONS--

  Detection Systems, Inc. (the "Company") designs, manufactures and markets electronic detection, control and communication equipment for the security, fire protection, access control and CCTV industries. From its inception in 1968 until 1995, the Company was primarily a niche provider of intrusion detection devices for the domestic market. In 1995, the Company adopted a strategy designed to substantially expand its product offerings, establish an international sales presence, increase its manufacturing capacity and improve its manufacturing cost structure. The Company has since made five acquisitions, opened sales offices in six countries and successfully established a manufacturing facility in China. These initiatives have enabled the Company to significantly expand its product catalog and market scope.

PRINCIPLES OF CONSOLIDATION--

  The consolidated financial statements of the Company include all majority-owned U.S. and non-U.S. subsidiaries. Intercompany accounts, transactions and profits are eliminated. Certain amounts in the prior years' financial statements have been reclassified to conform with the current year's presentation.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at year-end as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS--

  Cash equivalents include time deposits and highly liquid investments with original maturities of three months or less.

INVESTMENTS--

  The Company accounts for its investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All of the Company's reported investments are classified as available for sale. Accordingly, unrealized holding gains and losses, net of applicable taxes, are excluded from income and recognized as a separate component of shareholders' equity until realized.

INVENTORIES--

  Inventories, which include materials, labor and overhead, are recorded at the lower of cost, determined by the first-in, first-out method, or market value.

FIXED ASSETS AND PROPERTY UNDER CAPITAL LEASE--

  The building and related improvements are depreciated using the straight-line method over an estimated useful life ranging from 26 to 40 years. Land improvements, machinery and equipment, production tooling and furniture are depreciated on the straight-line method over estimated useful lives ranging from three to ten years. Expenditures for maintenance and repairs are charged to expense as incurred. Major improvements are capitalized.

                            DETECTION SYSTEMS, INC.

GOODWILL AND OTHER INTANGIBLES--

  Goodwill and other intangibles represents the excess of the cost of net tangible assets acquired in business combinations over their fair value. Goodwill and other intangibles are amortized using the straight-line method over periods ranging from three to twenty years. The Company evaluates goodwill and intangibles for impairment at least annually by comparing its best estimate of undiscounted future cash flows to the respective carrying amount. Accumulated amortization at March 31, 1996 and 1997 was approximately $69,000 and $494,000, respectively.

RETIREMENT PLANS--

  The Company has two defined contribution pension plans which, in aggregate, cover substantially all domestic employees. The first plan requires the Company to match 100% of an employee's contribution up to one percent of the employee's base salary and 25% of an employee's contribution between two and four percent of the employee's base salary. The second plan permits employees to contribute up to 20% of their eligible earnings. Annual contributions by the Company, out of its net profits, are in amounts approved by the Companys Board of Directors.

  The Company's contributions to these plans were approximately $113,000, $117,000 and $155,000 in 1995, 1996 and 1997, respectively.

  During the first quarter of fiscal 1997 the Company established a defined benefit pension plan for certain key executives. The plan provides for an annual benefit of 12% of their ending annual compensation and medical expense coverage for life after retirement. The liability is being recognized over their remaining service periods.

REVENUE RECOGNITION--

  Revenues are recognized when product is shipped.

RESEARCH AND DEVELOPMENT COSTS--

  All product development costs are charged to operations during the period incurred.

FOREIGN CURRENCY TRANSLATION--

  Assets and liabilities of non-U.S. subsidiaries are translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a separate component of shareholders equity.

STOCK BASED COMPENSATION--

  The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," which requires compensation cost to be recognized based on the difference, if any, between the quoted market price of the stock on the grant date and the amount an employee must pay to acquire the stock.

INCOME TAXES--

  The Company accounts for certain income and expense items differently for financial reporting and income tax purposes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities applying enacted statutory rates in effect for the year in which the differences are expected to reverse.

                            DETECTION SYSTEMS, INC.

STOCK SPLIT--

  On November 7, 1996, a meeting of the Board of Directors was held authorizing a three-for-two stock split effective December 17, 1996 for shareholders of record at the close of business on November 27, 1996. All references in the consolidated financial statements referring to share prices, per share amounts and stock plans have been adjusted retroactively for the three-for-two stock split.

EARNINGS PER SHARE--

  The computation of earnings (loss) per common and common equivalent share is based upon the weighted average number of common and common equivalent shares outstanding during the period. The weighted average common and common equivalent shares used in this calculation, as adjusted to reflect the three-for-two stock split, were 4,483,706, 4,285,238 and 4,933,541 in 1995, 1996 and
1997, respectively.

  The earnings per share computations do not consider common equivalent shares when the Company is in a loss position or when the effect of such inclusion is anti-dilutive. There was no material difference between primary and fully diluted earnings per share in 1995, 1996 and 1997, respectively.

CONCENTRATION OF CREDIT RISK--

  Financial instruments which potentially expose the Company to concentration of credit risk consist principally of bank deposits, temporary investments and accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS--

  The carrying amount of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and notes payable, approximates their fair value at March 31, 1996 and 1997 as the maturity of these instruments is short term. The carrying amount of the Company's long term debt obligations approximates their fair value as the interest rates on such obligations approximate the market rate at March 31, 1996 and 1997.

CASH FLOW STATEMENT--

  The Company accepted notes receivable from employees for stock purchases in the amount of $258,071, $13,314 and $22,758 in 1995, 1996 and 1997,
respectively.

NEW ACCOUNTING STANDARDS--

  In February 1997, SFAS No. 128, "Earnings Per Share," was issued by the Financial Accounting Standards Board. SFAS No. 128 specified modifications to the calculation of earnings per share from that currently used by the Company. Under SFAS No. 128, "basic earnings per share" is calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" is calculated based upon the weighted average number of common shares outstanding and other potential common shares (e.g. stock options and warrants) if they are dilutive. SFAS No. 128 is effective for periods ending after December 15, 1997 and will be adopted at that time. Had the Company determined earnings per share in accordance with SFAS No. 128, for the years ended March 31, 1995, 1996 and 1997, basic pro forma earnings (loss) per share would have been $.37, ($1.87) and $.85, respectively, and pro forma diluted earnings (loss) per share would have been $.34, ($1.87) and $.75, respectively.

                            DETECTION SYSTEMS, INC.

NOTE 2--ACQUISITIONS:

  In July 1996, the Company acquired certain assets and patent rights of Senses International, Inc., a manufacturer of long range wireless alarm transmission equipment. The Company paid approximately $600,000 for these assets.

  In February 1996, the Company acquired all of the stock of Radionics, Inc. (Radionics) for a total cash purchase price, including expenses, of approximately $18.2 million. Funding for the acquisition was provided by borrowings from a commercial bank pursuant to a term loan facility (Note 6).

  The acquisition of Radionics was accounted for under the purchase method, and Radionics' results of operations have been consolidated with the Company's results of operations effective as of the acquisition date. The Company made a determination and allocation of the purchase price as of the acquisition date and finalized this allocation during fiscal 1997. The allocation of purchase price consisted of the following:

     Accounts receivable........................................... $ 4,410,300
     Inventories...................................................   4,545,300
     Other current assets..........................................   1,638,100
     Accounts payable and other current liabilities................  (6,032,000)
                                                                    -----------
     Net working capital acquired..................................   4,561,700
     Fixed assets..................................................   1,803,600
     Purchased in-process research and development.................   9,350,000
     Goodwill and other intangibles................................   3,351,400
     Other non-current items, net..................................    (899,500)
                                                                    -----------
       Total purchase price, including expenses.................... $18,167,200
                                                                    ===========

  The valuation of technology, including other intangibles, was accomplished through the application of an income approach. Projected debt-free income, revenue net of provision for operating expenses, income taxes and returns on requisite assets were discounted to a present value. This approach was used for each of the Radionics product lines. Technology was divided into two categories: current products and in-process research and development.

  Current products included those products currently in the market place as of the acquisition date and products which, while still in the development stage at the acquisition date, were technologically feasible. The fair market value of the purchased current products was determined to be $890,000. This amount is recorded as an intangible asset and is being amortized on a straight line basis over three years.

  Purchased in-process research and development included the value of products still in the development stage, but not considered to have reached technological feasibility. As a result of the valuation, the fair market value of the purchased in-process research and development was determined to be $9,350,000. In accordance with generally accepted accounting practice, this amount was expensed upon acquisition in the fourth quarter of fiscal 1996.

  The following table summarizes, on an unaudited, pro forma basis, the estimated combined results of operations of the Company as though the acquisition was made at the beginning of 1995 and 1996. For purposes of preparing the unaudited pro forma information, the results from Detection Systems' years ended March 31, 1995 and 1996 have been combined with the results of Radionics' years ended December 31, 1994 and 1995, respectively. The pro forma amounts do not necessarily reflect the results that actually would have been obtained

                            DETECTION SYSTEMS, INC.

had the transaction taken place at the beginning of periods indicated, nor are they intended to be a projection of future results:

                                                         1995          1996
                                                      -----------  ------------
                                                            (UNAUDITED)
     Net revenues.................................... $78,550,000  $ 81,285,000
     Costs and expenses..............................  84,671,000    93,509,000
     Loss before taxes...............................  (6,121,000)  (12,224,000)
     Net loss........................................  (3,780,000)   (7,706,000)
     Net loss per share..............................       ($.88)       ($1.80)

  The charge for in process research and development of $9,350,000 is reflected in the fiscal year 1996 amounts above.

NOTE 3--INVENTORIES:

  Major classifications of inventory are as follows.

                                                       MARCH 31,
                                           ------------------------------------
                                              1995        1996         1997
                                           ----------  -----------  -----------
     Component parts...................... $2,300,894  $ 6,924,870  $20,636,368
     Work in process......................    475,927      705,473    2,697,459
     Finished products....................  2,853,903    7,414,700    8,276,688
                                           ----------  -----------  -----------
                                            5,630,724   15,045,043   31,610,515
     Less-Reserve for obsolescence........   (375,000)    (979,200)  (1,615,300)
                                           ----------  -----------  -----------
                                           $5,255,724  $14,065,843  $29,995,215
                                           ==========  ===========  ===========

NOTE 4--FIXED ASSETS:

  Major classifications of fixed assets are as follows.

                                                     MARCH 31,
                                        --------------------------------------
                                           1995         1996          1997
                                        -----------  -----------  ------------
     Land and improvements............. $   211,735  $   219,435  $    714,582
     Building and improvements.........   1,503,103    2,490,409     4,001,527
     Machinery and equipment...........   7,099,144    9,802,633    14,080,783
     Production tooling................   3,140,152    3,134,229     3,865,900
     Furniture.........................     701,142    1,120,620     1,268,455
                                        -----------  -----------  ------------
                                         12,655,276   16,767,326    23,931,247
     Less--Accumulated depreciation....  (8,734,705)  (9,681,969)  (12,873,991)
                                        -----------  -----------  ------------
                                        $ 3,920,571  $ 7,085,357  $ 11,057,256
                                        ===========  ===========  ============

  Total depreciation expense on fixed assets was approximately $1,197,700, $1,711,100 and $2,126,700 in 1995, 1996 and 1997, respectively.

NOTE 5--CAPITAL LEASES:

  During 1982, the Company entered into an agreement with a local government agency under which the agency's bond proceeds of $3,800,000 were used to purchase land and construct an operating facility for lease to the Company. These expenditures had been recorded as property under capital lease.

                            DETECTION SYSTEMS, INC.

  The lease, which required quarterly principal payments of $63,330 plus interest at two-thirds of a designated bank's prime lending rate, extended to October 1997. However, all outstanding principal on this obligation was repaid in June 1996, at which time title to the property passed to the Company.

  The Company has various equipment under capital lease agreements which require payments of principal and interest of $156,117 in 1998; $38,934 in 1999 and $28,682 in 2000.

  Property under capital leases consist of the following:

                                                       MARCH 31,
                                          -------------------------------------
                                             1995         1996         1997
                                          -----------  -----------  -----------
     Land and improvements............... $   495,147  $   495,147           --
     Building............................   2,938,072    2,938,072           --
     Machinery and equipment.............   1,327,591    1,327,591  $ 1,316,044
                                          -----------  -----------  -----------
                                            4,760,810    4,760,810    1,316,044
     Less--Accumulated depreciation......  (2,035,297)  (2,269,335)  (1,125,129)
                                          -----------  -----------  -----------
                                          $ 2,725,513  $ 2,491,475  $   190,915
                                          ===========  ===========  ===========

  Obligations under capital leases are summarized below:

                                                         MARCH 31,
                                               --------------------------------
                                                  1995       1996       1997
                                               ----------  ---------  ---------
     Operating facility....................... $  696,830  $ 443,510         --
     Production and office equipment..........    483,837    302,821  $ 201,699
                                               ----------  ---------  ---------
                                                1,180,667    746,331    201,699
     Less--Current portion....................   (434,934)  (559,860)  (147,574)
                                               ----------  ---------  ---------
                                               $  745,733  $ 186,471  $  54,125
                                               ==========  =========  =========

  Total depreciation expense on property under capital leases was approximately $294,800, $263,000 and $185,000 in 1995, 1996 and 1997,
respectively.

NOTE 6--INDEBTEDNESS:

  During 1996, the Company had a line of credit secured by general business assets of the Company allowing borrowings of up to $6,500,000. At March 31, 1996, borrowings on the line of credit aggregated $1,183,750 at approximately 7.4%. The maximum amount of borrowings on the line of credit outstanding during 1996 was $1,183,750.

  During 1997, the Company increased this line of credit to $11,500,000. At March 31, 1997, borrowings on the line of credit aggregated $11,230,757 at approximately 9.25%. This line requires interest only payments through July 1998, at which time all outstanding principal is due. Consequently, borrowings on this line of credit outstanding as of March 31, 1997 are classified as long term. The maximum amount of borrowings on the line of credit outstanding during 1997 was $11,230,757.

  In connection with the acquisition of Radionics, the Company borrowed $17,750,000, of which $3,400,000 is secured by certain real estate and matures in April 2006. The remaining $14,350,000 is secured by general business assets and matures in April 2003. At March 31, 1997 and 1996, the interest rate on these borrowings was approximately 7.4%.

                            DETECTION SYSTEMS, INC.

  Interest on the outstanding debt accrues based upon either the federal funds rate, the prime rate or LIBOR, each adjusted by a factor which varies based upon the rates of funded debt to earnings before interest, tax, depreciation and amortization.

  Pursuant to the terms of the debt agreements for the obligations listed above, the Company has certain levels and covenants to maintain with respect to such items as working capital, funded debt and fixed charges. Failure to comply with these guidelines constitutes default and obligations become currently due. The Company is in compliance with all covenants and requirements under the terms of the borrowing agreements.

  Annual maturities of the Company's long term debt for the next five years are approximately: 1998--$953,600; 1999--$14,091,700; 2000--$2,860,900; 2001--
$2,860,900; and 2002--$2,860,900.

NOTE 7--DEFERRED COMPENSATION PLANS:

  The Company's deferred compensation plan allows certain employees to defer the receipt of salary or bonuses which they may be entitled to receive. The compensation is normally payable at retirement, and is fully vested when deferred. For salaries or bonuses deferred, the employee elects, at the time of deferral, to be paid in either stock or cash plus interest which has accrued from the date of deferral.

  Unissued common share equivalents are limited to 145,800 shares under provisions of the plan. As of March 31, 1995, 1996 and 1997, unissued common share equivalents of 89,636, 97,537 and 98,019 respectively, existed under the plan.

  The Company's stock bonus plan provides for bonuses payable in stock to certain officers and key personnel if specified sales growth, pretax profit growth and earning per share goals are attained. The plan also provides that recipients may defer receipt of stock bonuses until retirement. The bonus is fully vested when deferred. Unissued common share equivalents existing under the plan were 227,610 in 1995, 252,390 in 1996 and 252,390 in 1997.

                            DETECTION SYSTEMS, INC.

NOTE 8--SHAREHOLDERS' EQUITY:

  The following table presents the changes in shareholders' equity balances during the three years ended March 31, 1997.

                                COMMON STOCK     TREASURY STOCK     CAPITAL IN
                             ------------------ ------------------  EXCESS OF
                              SHARES    AMOUNT  SHARES    AMOUNT    PAR VALUE
                             --------- -------- -------  ---------  ----------
Balances, March 31, 1994...  2,771,489 $138,574  80,727  $ 322,778  $6,724,970
                             ========= ======== =======  =========  ==========
Distribution of stock
 bonuses...................         --       --  (6,550)   (32,157)     16,643
Exercise of options and
 warrants..................         --       -- (69,184)  (276,570)    (27,692)
Treasury stock purchases...         --       --   2,475     22,275          --
Common stock issued........     21,000    1,050      --         --     139,325
                             --------- -------- -------  ---------  ----------
Balances, March 31, 1995...  2,792,489 $139,624   7,468  $  36,326  $6,853,246
                             ========= ======== =======  =========  ==========
Distribution of stock
 bonuses...................      2,400      120  (2,500)   (11,953)     22,690
Exercise of options and
 warrants..................      2,972      149  (7,029)   (20,313)      2,875
Treasury stock purchases...         --       --   4,268      8,303          --
Common stock issued........     13,500      675      --         --      93,620
                             --------- -------- -------  ---------  ----------
Balances, March 31, 1996...  2,811,361 $140,568   2,207  $  12,363  $6,972,431
                             ========= ======== =======  =========  ==========
Distribution of stock
 bonuses...................     11,200      560      --         --      84,140
Exercise of options and
 warrants..................     39,697    1,986  (7,679)   (12,355)    172,127
Treasury stock purchases...         --       --   9,609     52,545          --
Three-for-two stock split..  1,482,449   74,122   1,786         --     (74,122)
Common stock issued........    134,286    6,714      --         --   2,232,091
Other......................         --       --      --         --      62,250
                             --------- -------- -------  ---------  ----------
Balances, March 31, 1997...  4,478,993 $223,950   5,923  $  52,553  $9,448,917
                             ========= ======== =======  =========  ==========

  On December 17, 1996, the Company distributed a three-for-two stock split effected in the form of a stock dividend to shareholders of record on November 27, 1996. This distribution increased the number of shares outstanding by 1,482,449. The amount of $74,122 was transferred from capital in excess of par to common stock. All per share amounts in this report have been restated to reflect this stock split.

  In October 1996, the Company authorized a private placement offering for the sale of 114,286 shares from its authorized but unissued shares of common stock at a pre-split price of $17.50 per share. The Company received approximately $2,000,000 in cash from this transaction.

  In May 1995, the Company's Board of Directors authorized the repurchase of up to 100,000 shares of its outstanding common stock for issuance in connection with incentive stock option and stock bonus plans. As of March 31, 1997, the Company had not repurchased any of its outstanding common stock pursuant to this plan.

  The Company has a fixed stock option plan whereby options for a total of 250,000 shares of the Company's common stock may be granted to key employees or non-employees of the Company by the Board of Directors. The exercise price of the options must equal or exceed the market value of the Company's common stock on the date of grant. Options are generally exercisable at a rate of 40% in the second year after grant, 60% in the third year after grant, 80% in the fourth year after grant and in full thereafter. Options expire up to ten years after the date of grant.

                            DETECTION SYSTEMS, INC.

  Pro forma net income and net earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," has been determined as if the Company had accounted for employee stock options under SFAS No. 123's fair value method. The fair value of these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions: a risk-free interest rate based on the anticipated length of time until exercise ranging from 5.06% to 7.66%; expected life of 4 to 5 years; and an expected volatility of 80%. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period (generally 4 years). The Company's pro forma information follows:

                                                  YEAR ENDED MARCH 31,
                                            ----------------------------------
                                               1995       1996         1997
                                            ---------- -----------  ----------
   Net income (loss)
     As reported........................... $1,514,000 $(7,855,000) $3,725,000
     Pro forma............................. $1,263,000 $(8,072,000) $3,439,000
   Net earnings (loss) per common and
    common equivalent share
     As reported........................... $      .35 $     (1.83) $      .76
     Pro forma............................. $      .28 $     (1.88) $      .70

  This disclosure is not likely to be representative of the effects on reported net income and net earnings per common and common equivalent share for future years, because options vest over four years and additional awards generally are made each year.

  A summary of the status of the Company's stock option plan as of March 31, 1995, 1996 and 1997, and changes during the years ending on those dates, is presented below:

                               1995*             1996*              1997
                          ----------------- ----------------- -----------------
                                   WEIGHTED          WEIGHTED          WEIGHTED
                                   AVERAGE           AVERAGE           AVERAGE
                                   EXERCISE          EXERCISE          EXERCISE
                          SHARES    PRICE   SHARES    PRICE   SHARES    PRICE
                          -------  -------- -------  -------- -------  --------
Outstanding at beginning
 of year................  144,710   $2.92   227,690   $4.57   362,493   $ 4.45
Granted.................  184,500    4.64   171,825    4.17    50,100    14.54
Exercised...............  (95,676)   2.31   (15,002)   3.19   (48,198)    4.65
Forfeited...............   (5,844)   4.34   (22,020)   4.75   (25,875)    3.97
                                    -------------------------------------------
Outstanding at end of
 year...................  227,690    4.57   362,493    4.45   338,520     5.95
                          =======           =======           =======
Options exercisable at
 year-end...............   33,921    3.91    98,568    4.68   140,820     4.51
Weighted-average fair
 value of options
 granted during the
 year...................    $2.11             $1.75             $8.18

--------
* Amounts have been adjusted to reflect the three-for-two stock split during fiscal 1997.

                OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
 ----------------------------------------------------------------------------
                           WEIGHTED                                 WEIGHTED
  RANGE OF      NUMBER      AVERAGE      WEIGHTED                    AVERAGE
  EXERCISE   OUTSTANDING   REMAINING     AVERAGE         NUMBER     EXERCISE
 PRICES PER  AT MARCH 31, CONTRACTUAL EXERCISE PRICE OUTSTANDING AT PRICE PER
   SHARE         1997     LIFE YEARS    PER SHARE    MARCH 31, 1997   SHARE
 ----------  ------------ ----------- -------------- -------------- ---------
 $ 3 - $ 5     283,420        3.1         $ 4.43        139,270       $4.49
   5 -   7       5,000        2.2           5.52          1,550        6.06
  10 -  14      29,625        4.5          11.24             --          --
  19 -  23      20,475        4.8          19.32             --          --
-----------------------------------------------------------------------------
 $ 3 - $23     338,520        3.3         $ 5.95        140,820       $4.51
               =======                                  =======

                            DETECTION SYSTEMS, INC.

  A summary of changes in outstanding warrants as of March 31, 1995, 1996 and 1997, and changes during the years ending on those dates is presented below:

                                   1995*            1996*           1997
                              ---------------- --------------- ----------------
                                      WEIGHTED        WEIGHTED         WEIGHTED
                                      AVERAGE         AVERAGE          AVERAGE
                                      EXERCISE        EXERCISE         EXERCISE
                              SHARES   PRICE   SHARES  PRICE   SHARES   PRICE
                              ------  -------- ------ -------- ------  --------
Outstanding at beginning of
 year.......................  16,200   $4.40    8,100  $4.40   23,100   $ 4.03
Granted.....................      --      --   15,000   3.83    1,500    13.50
Exercised...................  (8,100)   4.40       --     --   (8,100)    4.40
                              -----------------------------------------------
Outstanding at end of year..   8,100   $4.40   23,100  $4.03   16,500   $ 4.71
                              ======           ======          ======

--------
* Amounts have been adjusted to reflect the three-for-two stock split during fiscal 1997.

NOTE 9--INCOME TAXES:

  The provision (benefit) for income taxes consists of the following.

                                                  YEAR ENDED MARCH 31,
                                            -----------------------------------
                                               1995        1996         1997
                                            ----------  -----------  ----------
     Federal
       Current............................. $  997,200  $   594,400  $1,184,000
       Deferred............................    (98,800)  (2,433,600)   (314,300)
     State
       Current.............................    203,800      131,600     415,500
       Deferred............................    (24,700)    (728,500)    (73,100)
     Foreign
       Current.............................         --           --     103,300
       Deferred............................         --     (373,900)    209,600
                                            ----------  -----------  ----------
                                            $1,077,500  $(2,810,000) $1,525,000
                                            ==========  ===========  ==========

  A reconciliation of the statutory federal income tax rate to the effective rate is as follows.

                                                       YEAR ENDED MARCH 31,
                                                       ------------------------
                                                        1995    1996      1997
                                                       ------  -------   ------
     Statutory federal rate...........................   34.0%   (34.0)%   34.0%
     State taxes, net of federal benefit..............    7.9     (3.6)     4.5
     Write-off of intangibles.........................     --      6.4       --
     Foreign tax rate differences.....................     --      2.1     (8.1)
     Change in valuation allowances...................     --      2.0       .8
     Research and development credits.................   (3.0)      --     (4.5)
     Recapture of subsidiary excess losses............    6.5       --       --
     Foreign sales corporation benefit................   (2.1)     (.5)     (.6)
     Other............................................   (1.7)     1.2      2.9
                                                       ------  -------   ------
     Effective income tax rate........................   41.6%   (26.4)%   29.0%
                                                       ======  =======   ======

                            DETECTION SYSTEMS, INC.

  Deferred tax assets (liabilities) are comprised of the following:

                                               YEAR ENDED MARCH 31,
                                        -------------------------------------
                                           1995         1996         1997
                                        -----------  -----------  -----------
   Book accruals not currently
    deductible for tax................  $    42,200  $ 1,593,500  $ 1,200,900
   Deferred compensation..............      618,200      706,500      733,200
   Inventory obsolescence reserve.....      164,100      141,600      467,500
   Accrued payroll and related costs..      119,000      780,300      965,200
   State investment tax credit
    carryforwards.....................      310,900      303,600      303,600
   Subsidiary net operating loss
    carryforwards.....................       48,300      741,000      399,800
   Tax basis of intangibles in excess
    of book...........................           --    2,688,300    2,796,400
   Other..............................      134,000      345,000      161,100
                                        -----------  -----------  -----------
     Total deferred tax assets........    1,436,700    7,299,800    7,027,700
                                        -----------  -----------  -----------
   Depreciation.......................     (951,300)  (1,016,200)    (962,700)
   Prepaid assets.....................      (34,900)    (100,000)     (61,500)
   Other..............................      (25,000)     (66,000)    (121,700)
                                        -----------  -----------  -----------
     Total deferred tax liabilities...   (1,011,200)  (1,182,200)  (1,145,900)
                                        -----------  -----------  -----------
   Deferred tax asset valuation
    reserve...........................     (359,200)    (579,500)    (703,400)
                                        -----------  -----------  -----------
   Net deferred tax asset.............  $    66,300  $ 5,538,100  $ 5,178,400
                                        ===========  ===========  ===========

  Realization of the tax loss and credit carryforwards, which expire at various times between 2002 and 2011, is contingent on future taxable earnings. Valuation allowances have been recorded for these and other asset items which may not be realized.

  Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries. The amount of such earnings included in consolidated retained earnings at March 31, 1997 was approximately $1.8 million. These earnings have been substantially reinvested and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon.

NOTE 10--GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS:

  The Company currently operates in one industry segment. During 1995, the Company established a manufacturing and marketing subsidiary in Hong Kong and a marketing subsidiary in Australia. The Company also maintains a sales presence in Canada and Europe.

  Net sales by the Company to unaffiliated customers outside the United States represents 11.3%, 21.0% and 15.7% of consolidated net sales for the years ended March 31, 1995, 1996 and 1997. Net sales by the Company's domestic operations to unaffiliated customers outside the United States represent 11.3%, 12.3% and 7.0% of the Company's consolidated net sales for the years ended March 31, 1995, 1996 and 1997, respectively.

                            DETECTION SYSTEMS, INC.

  The following table presents net sales, income (loss) before income taxes and identifiable assets of the Company's domestic and foreign operations. Net sales and income (loss) before income taxes of the Company's domestic operations include the impact of export sales. Inter-area sales are presented on a basis intended to reflect the market value of the products as nearly as possible. Identifiable assets are those assets of the Company that are identified with the operations in the respective geographic area.

                                                 YEAR ENDED MARCH 31,
                                         --------------------------------------
                                            1995         1996          1997
                                         ----------- ------------  ------------
Net sales
  United States operations.............. $34,336,336 $ 38,234,057  $ 92,442,003
  Foreign operations....................          --    3,623,752     8,809,377
  Inter-area............................          --    1,394,684    33,956,925
  Eliminations..........................          --   (1,394,684)  (33,956,925)
                                         ----------- ------------  ------------
                                         $34,336,336 $ 41,857,809  $101,251,380
                                         =========== ============  ============
Income (loss) before income taxes
  United States operations.............. $ 2,591,989 $ (8,917,291) $  3,631,097
  Foreign operations....................          --   (1,432,217)    2,191,278
  Eliminations..........................          --     (315,735)     (572,091)
                                         ----------- ------------  ------------
                                         $ 2,591,989 $(10,665,243) $  5,250,284
                                         =========== ============  ============
Identifiable assets
  United States operations.............. $24,745,293 $ 40,830,577  $ 48,142,435
  Foreign operations....................          --    5,067,001    20,133,416
                                         ----------- ------------  ------------
                                         $24,745,293 $ 45,897,578  $ 68,275,851
                                         =========== ============  ============

  During 1997 sales to the Company's three largest customers accounted for 10.7%, 10.6% and 6.0% of the Company's net sales, respectively. Accounts receivable from the Company's three largest customers represented 20.0%, 0.9% and 6.6% of the accounts receivable balances at March 31, 1997, respectively. During 1996, sales to the Company's two largest customers accounted for 13.8% and 9.7% of net sales, respectively. During 1995, sales to the Company's two largest customers accounted for 19.3% and 18.7% of net sales, respectively.

NOTE 11--COMMITMENTS:

  The Company leases certain facilities pursuant to operating lease agreements. Operating lease expense for offices and other equipment was approximately $16,000 in 1995, $470,000 in 1996 and $1,208,000 in 1997. Future
minimum rental payments under noncancelable operating lease agreements are as follows: 1998--$1,498,000; 1999--$1,335,000 and 2000--$379,000.

NOTE 12--SUBSEQUENT EVENTS:

  On May 8, 1997, the Company announced its purchase of Digital Audio Limited, (DA Systems), from Numerex Corporation in exchange for 226,168 (subject to post-closing adjustment) shares of the Company's common stock valued at $3.9 million. The shares are callable, at the Company's option, at $17 per share plus interest at 8.25% until June 30, 1998, and may be put by Numerex to the Company at that price after that date.

                    DETECTION SYSTEMS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                   MARCH 31, 1997 JUNE 30, 1997
                                                   -------------- -------------
                      ASSETS
Current assets:
  Cash and cash equivalents.......................  $ 2,244,265    $ 2,906,543
  Accounts receivable, less allowance for doubtful
   accounts of $313,800...........................   15,246,309     22,545,395
  Inventories.....................................   29,995,215     35,168,061
  Income taxes receivable.........................           --        197,962
  Deferred income tax charges.....................    2,132,156      2,132,156
  Prepaid expenses and other assets...............      883,137      1,613,582
                                                    -----------    -----------
                                                     50,501,082     64,563,699
                                                    -----------    -----------
Fixed assets, net.................................   11,248,171     12,596,149
Deferred income taxes.............................    3,046,200      3,046,200
Unallocated excess of purchase price over net
 assets acquired..................................           --      4,908,862
Goodwill and other intangibles....................    2,942,626      2,836,186
Other assets......................................      537,772        753,241
                                                    -----------    -----------
    Total assets..................................  $68,275,851    $88,704,337
                                                    ===========    ===========
                   LIABILITIES
Current liabilities:
  Current portion of long term debt...............  $   953,648      1,668,884
  Current portion of capital lease obligation.....      147,574        136,450
  Short term borrowings...........................           --      1,545,454
  Accounts payable................................   12,259,380     18,388,899
  Accrued payroll and benefits....................    2,818,487      2,849,158
  Other accrued liabilities.......................    3,254,593      4,626,978
                                                    -----------    -----------
                                                     19,433,682     29,215,823
                                                    -----------    -----------
Obligations under capital leases..................       54,125         25,973
Long term debt....................................   28,031,802     31,758,004
Other long term liabilities.......................    2,924,975      3,976,068
Redeemable common stock...........................           --      4,060,461
Shareholders' equity:
  Common stock, par value $.05 per share;
   Authorized--12,000,000 shares; Issued--
   4,745,051 shares at June 30, 1997, and
   4,478,993 shares at March 31, 1997.............      223,950        226,165
Capital in excess of par value....................    9,448,917     10,149,258
Retained earnings.................................    8,594,306      9,739,524
                                                    -----------    -----------
                                                     18,267,173     20,114,947
Less--Treasury stock, at cost.....................      (52,553)       (49,672)
Notes receivable for stock purchases..............     (378,373)      (377,937)
Cumulative translation adjustment.................       (4,980)       (19,330)
                                                    -----------    -----------
    Total shareholders' equity....................   17,831,267     19,668,008
                                                    -----------    -----------
    Total liabilities and shareholders' equity....  $68,275,851    $88,704,337
                                                    ===========    ===========

          See accompanying notes to consolidated financial statements.

                    DETECTION SYSTEMS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                                  (UNAUDITED)

                                                        THREE MONTHS ENDED JUNE
                                                                  30,
                                                        -----------------------
                                                           1996        1997
                                                        ----------- -----------
Net sales.............................................. $23,178,323 $28,207,788
Costs and expenses:
  Production...........................................  15,365,822  17,555,932
  Research and development.............................   1,759,931   2,084,958
  Marketing, administrative and general................   4,691,654   6,181,557
                                                        ----------- -----------
                                                         21,817,407  25,822,447
                                                        ----------- -----------
Operating income.......................................   1,360,916   2,385,341
Interest income........................................      19,342      14,362
Interest expense.......................................     354,975     637,469
                                                        ----------- -----------
Income before taxes....................................   1,025,283   1,762,234
Provision for taxes....................................     401,000     629,000
                                                        ----------- -----------
Net income.............................................     624,283   1,133,234
Retained earnings at beginning of period...............   4,869,023   8,594,306
Amortization of redeemable common stock................          --      11,984
                                                        ----------- -----------
Retained earnings at end of period..................... $ 5,493,306 $ 9,739,524
                                                        =========== ===========
Earnings per common and common equivalent share........ $       .13 $       .22
                                                        =========== ===========


          See accompanying notes to consolidated financial statements.

                    DETECTION SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                 THREE MONTHS ENDED JUNE 30,
                                                 ----------------------------
                                                     1996           1997
                                                 -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...................................... $     624,283  $   1,133,234
                                                 -------------  -------------
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization.................       744,831        967,801
  Deferred compensation.........................        37,048        457,415
  Stock based compensation......................            --         85,975
  Gain on sale of land..........................            --       (205,000)
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  Accounts receivable...........................    (1,452,924)      (937,778)
  Inventories...................................      (367,450)       989,194
  Prepaid expenses and other assets.............      (189,607)      (641,538)
  Accounts payable..............................      (127,267)       242,736
  Accrued payroll and benefits..................       677,076       (109,412)
  Other accrued liabilities.....................       444,900       (126,100)
  Income taxes receivable.......................       391,088       (985,669)
                                                 -------------  -------------
      Total adjustments.........................       157,695       (262,376)
Net cash provided by operating activities.......       781,978        870,858
                                                 -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..........................      (500,811)    (1,062,147)
  Purchase of RAS...............................            --     (3,600,933)
                                                 -------------  -------------
Net cash used in investing activities...........      (500,811)    (4,663,080)
                                                 -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings......................       295,180      4,441,438
  Principal payments on debt and capital lease
   obligations..................................      (473,033)       (78,476)
  Common stock transactions, net................       247,340        105,888
                                                 -------------  -------------
Net cash provided by financing activities.......        69,487      4,468,850
                                                 -------------  -------------
Effect of exchange rate changes.................            --        (14,350)
Net increase in cash and cash equivalents.......       350,654        662,278
Cash and cash equivalents at beginning of
 period.........................................       913,716      2,244,265
                                                 -------------  -------------
Cash and cash equivalents at end of period...... $   1,264,370  $   2,906,543
                                                 =============  =============
CASH PAID DURING THE YEAR FOR:
  Interest...................................... $     103,786  $     112,763
                                                 =============  =============
  Income taxes.................................. $       5,897  $     741,601
                                                 =============  =============

          See accompanying notes to consolidated financial statements.

                   DETECTION SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    THREE-MONTH PERIOD ENDED JUNE 30, 1997
                                  (UNAUDITED)

NOTE 1. GENERAL:

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC"). The interim consolidated financial statements include the consolidated accounts of Detection Systems, Inc. and its majority-owned subsidiaries (collectively, "the Company") with all significant intercompany transactions eliminated. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods presented have been made. Certain footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such SEC rules and regulations. These financial statements should be read in conjunction with the Company's consolidated financial statements at and for the years ended March 31, 1995, 1996 and 1997.

  Cash flow statement--During the first quarter of fiscal 1998, the Company issued 226,168 and 34,121 shares of common stock in connection with the acquisitions of DA Systems and Seriee, respectively (see Note 3).

  New accounting standards--In February 1997, SFAS No. 128, "Earnings Per Share," was issued by the Financial Accounting Standards Board. SFAS No. 128 specified modifications to the calculation of earnings per share from that currently used by the Company. Under SFAS No. 128, "basic earnings per share" is calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" is calculated based upon the weighted average number of common shares outstanding and other potential common shares (e.g. stock options and warrants) if they are dilutive. SFAS No. 128 is effective for periods ending after December 15, 1997 and will be adopted at that time. Had the Company determined earnings per share in accordance with SFAS No. 128, for the quarters ended June 30, 1996 and 1997, basic pro forma earnings per share would have been $.14 and $.23, respectively, and pro forma diluted earnings per share would have been $.13 and $.22, respectively.

NOTE 2. INVENTORIES:

  Major classifications of inventory follow:

                                                    JUNE 30, 1997 MARCH 31, 1997
                                                    ------------- --------------
     Component parts...............................  $18,094,205   $19,457,368
     Work in process...............................    3,123,052     2,697,459
     Finished products.............................   13,950,804     7,840,388
                                                     -----------   -----------
                                                     $35,168,061   $29,995,215
                                                     ===========   ===========

NOTE 3. ACQUISITIONS:

  In May 1997, the Company acquired all of the outstanding stock of DA Systems, in exchange for 226,168 of its common stock. After taking into account a purchase price adjustment, the number of these shares that will remain outstanding will be 221,738. The shares are callable at the Company's option at $17 per share plus interest at 8.25% until June 30, 1998, and may be put to the Company at that price after that date. The cost of this acquisition was approximately $4.0 million. DA Systems is a leading British manufacturer of security control equipment with annual net sales of approximately $10.8 million.

  In June 1997, the Company acquired 99.5% of the outstanding stock of Seriee of France, in exchange for 34,121 shares of its common stock, valued at approximately $614,000. Seriee is a leading manufacturer of electronic control and communication equipment with annual net sales of approximately $6.3 million.

                   DETECTION SYSTEMS, INC. AND SUBSIDIARIES

  In June 1997, the Company acquired 98.7% of the outstanding stock of RAS of Belgium for approximately $3.6 million in cash. RAS has the largest security equipment distribution network in Belgium with annual net sales of approximately $9.9 million.

  These transactions have been accounted for as purchases and, accordingly, the results of DA Systems, Seriee and RAS are included in the consolidated financial statements since the date of acquisition. The financial statements reflect the preliminary allocation of purchase price as the purchase price allocation has not been finalized.

                     [Full page design featuring certain
                   of the Company's fire products displayed
                         among fire-related objects.]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REP-RESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITA-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HERE-OF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  11
Capitalization...........................................................  11
Price Range of Common Stock..............................................  12
Dividend Policy..........................................................  12
Selected Consolidated Financial Data.....................................  13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  14
Business.................................................................  20
Management...............................................................  33
Principal and Selling Shareholders.......................................  38
Description of Capital Stock.............................................  39
Underwriting.............................................................  40
Legal Matters............................................................  41
Experts..................................................................  41
Available Information....................................................  42
Incorporation of Certain Documents by Reference..........................  42
Index to Consolidated Financial Statements............................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             1,545,000 SHARES


                                     LOGO

                                   DETECTION
                                 SYSTEMS, INC.

                                     LOGO

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                       RAYMOND JAMES & ASSOCIATES, INC.

                            NEEDHAM & COMPANY, INC.

                            SEPTEMBER 19, 1997


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The Company will pay all of the expenses incurred in connection with the offering described in this registration statement. Such expenses are estimated to be as follows:

  Securities and Exchange Commission registration fee................. $ 10,259
  Nasdaq National Market listing fee..................................   17,500
  NASD fee............................................................    3,886
  Legal fees and expenses.............................................  120,000
  Printing expenses...................................................   50,000
  Accounting fees and expenses........................................   35,000
  Miscellaneous.......................................................   13,355
                                                                       --------
      Total........................................................... $250,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The New York Business Corporation Law (the "BCL") provides that if a derivative action is brought against a director or officer of a corporation, the corporation may indemnify him or her against amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her, in connection with the defense or settlement of such action, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made without court approval in respect of a threatened action, or a pending action settled or otherwise disposed of, or in respect of any matter as to which such director or officer has been found liable to the corporation. In a nonderivative action or threatened action, the BCL provides that a corporation may indemnify a director or officer against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in defending such action, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation.

  Under the BCL, a director or officer who is successful, either in a derivative or nonderivative action, is entitled to indemnification as outlined above. Under any other circumstances, such director or officer may be indemnified only if certain conditions specified in the BCL are met. The indemnification provisions of the BCL are not exclusive of any other rights to which a director or officer seeking indemnification may be entitled pursuant to the provisions of the certificate of incorporation or the bylaws of a corporation or, when authorized by such certificate of incorporation or bylaws, pursuant to a shareholders' resolution, a directors' resolution or an agreement providing for such indemnification.

  The above is a general summary of certain provisions of the BCL and is subject, in all cases, to the specific and detailed provisions of Sections 721-725 of the BCL.

  Article V, Section 2 of the Company's By-Laws contains provisions requiring indemnification by the Company of its directors and officers against certain liabilities and expenses which they may incur as directors and officers of the Company or of certain other entities in accordance with Sections 722-723 of the BCL.

  Section 726 of the BCL also contains provisions authorizing a corporation to obtain insurance on behalf of any director and officer against liabilities, whether or not the corporation would have the power to indemnify against such liabilities. The Company maintains insurance coverage under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts as defined in the policy, in their respective capacities as directors or officers.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER            EXHIBIT                             LOCATION
 -------           -------                             --------
   1     Underwriting Agreement        Filed herewith
   2(a)  Definitive Stock Purchase     Incorporated by reference to Exhibit 2
         Agreement, dated February     to the Company's Form 8-K/A filed April
         12, 1996, for purchase of     29, 1996
         stock of Radionics, Inc.
   2(b)  Asset Purchase Agreement,     Incorporated by reference to Exhibit
         dated July 22, 1996, for      2(b) of the Company's 1997 Annual Report
         the purchase of the assets    on Form 10-K
         of Senses International
   2(c)  Stock Purchase Agreement,     Incorporated by reference to Exhibit 2-1
         dated May 7, 1997, for the    of the Company's Form 8-K filed May 21,
         purchase of the stock of      1997
         Digital Audio Limited
   2(d)  Stock Purchase Agreement,     Previously filed
         dated June 24, 1997, for
         the purchase of shares of
         Series SA
   2(e)  Share Purchase Agreement,     Previously filed
         dated June 25, 1997, for
         the purchase of a portion
         of the stock of Radio-
         Active Systems.
   2(f)  Share Purchase Agreement,     Previously filed
         dated June 25, 1997, for
         the purchase of a portion
         of the stock of Radio-
         Active Systems.
   4     Rights of Holders of common   Incorporated by reference to Exhibit 4
         stock--1981 plan              of the Company's 1993 Annual Report on
                                       Form 10-K
   5     Opinion of Nixon, Hargrave,   Filed herewith
         Devans & Doyle LLP
  10(a)  Non-employee director stock   Incorporated by reference to Exhibit
         option plan                   10(a) of the Company's 1994 Annual
         (warrant plan)                Report on Form 10-K
  10(b)  Medical reimbursement plan    Incorporated by reference to Exhibit
                                       10(b) of the Company's 1997 Annual
                                       Report on Form 10-K
  10(c)  Employee stock purchase       Incorporated by reference to Exhibit 10
         plan                          of the Company's 1994 Annual Report on
                                       Form 10-K
  10(d)  Amended & Restated Credit     Previously filed
         Facility Agreement dated
         June 24, 1997 among
         Detection Systems, Inc.,
         Radionics, Inc. and Fleet
         Bank, together with Amended
         and Restated Term Loan
         Note, Revolving Line Note
         and Mortgage Loan Note,
         each dated June 24, 1997
  10(e)  Deferred Compensation Plan    Incorporated by reference to Exhibit
         and Deferred Bonus Plan,      10(e) of the Company's 1997 Annual
         both amended January 1997     Report on Form 10-K
  10(f)  1992 Restated Stock Option    Incorporated by reference to Exhibit 22
         Plan                          of the Company's 1995 Annual Report on
                                       Form 10-K
  10(g)  Detection Systems, Inc.       Incorporated by reference to Exhibit
         Executive Bonus Plan          10(g) of the Company's 1997 Annual
                                       Report on Form 10-K
  10(h)  Executive employment          Incorporated by reference to Exhibit
         contract with Karl H.         10(a) of the Company's Form 10-Q for the
         Kostusiak                     quarter ending June 30, 1997

 EXHIBIT
 NUMBER            EXHIBIT                             LOCATION
 -------           -------                             --------
  10(i)  Executive employment
         contract and part-time        Incorporated by reference to Exhibit
         employment contract with      10(b) of the Company's Form 10-Q for the
         David B. Lederer              quarter ending June 30, 1997
  10(j)  Executive employment          Incorporated by reference to Exhibit 10
         contract with Lawrence R.     of the Company's 1995 Annual Report on
         Tracy                         Form 10-K
  10(k)  ECI Amended License and       Incorporated by reference to Exhibit
         Mfg. Agreement & Amendment    10(k) of the Company's 1996 Annual
         No. 1                         Report on Form 10-K
  10(l)  Shareholders Agreements w/    Incorporated by reference to Exhibit 10
         ECI                           of the Company's 1994 Annual Report on
                                       Form 10-K
  10(m)  Stock Purchase Agreements     Incorporated by reference to Exhibit
         with Karl H. Kostusiak and    10(n) of the Company's 1997 Annual
         David B. Lederer              Report on Form 10-K
  10(n)  Joint Venture Agreement for   Incorporated by reference to Exhibit
         Establishment of D.S. First   10(o) of the Company's 1996 Annual
         Systems (Beijing) Limited     Report on Form 10-K
  10(o)  1997 Stock Option Plan        Previously filed
  10(p)  Lease for China Facility      Filed herewith
         dated June 1, 1995
  10(q)  Sub-Contracting Agreement     Filed herewith
         dated June 19, 1995
         relating to China Facility
  11     Statement re: Computation
         of Per Share Earnings         Previously filed
  23(a)  Consent of Nixon, Hargrave,   Included in Exhibit 5
         Devans & Doyle LLP
  23(b)  Consent of Independent
         Accountants                   Filed herewith
  24     Power of Attorney             Previously filed

ITEM 17. UNDERTAKINGS.

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (b) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ROCHESTER, STATE OF NEW YORK, ON THIS 18TH DAY OF SEPTEMBER, 1997.

                                          Detection Systems, Inc.

                                                  /s/ Frank J. Ryan
                                          By: _________________________________
                                               FRANK J. RYAN VICE PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                NAME                           TITLE                 DATE

                  *                    Chairman, President,
-------------------------------------   Chief Executive         September 18,
          KARL H. KOSTUSIAK             Officer and               1997
                                        Director

                                       Vice President
       /s/ Frank J. Ryan                (Principal              September 18,
-------------------------------------   Financial Officer         1997
            FRANK J. RYAN               and Principal
                                        Accounting Officer)

                  *                    Director
-------------------------------------                           September 18,
           DONALD R. ADAIR                                        1997

                  *                    Director
-------------------------------------                           September 18,
       MORTIMER B. FULLER, III                                    1997

                  *                    Director
-------------------------------------                           September 18,
          DAVID B. LEDERER                                        1997

                  *                    Director
-------------------------------------                           September 18,
         EDWARD C. MCIRVINE                                       1997

                                       As Attorney-In-Fact
       /s/ Frank J. Ryan                                        September 18,
* By: _______________________________                             1997
            FRANK J. RYAN